$575,000,000
                             SOUTHERN POWER COMPANY
                                A SUBSIDIARY OF

                            (SOUTHERN COMPANY LOGO)

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                4.875% SENIOR NOTES, SERIES C DUE JULY 15, 2015
                                      FOR
                4.875% SENIOR NOTES, SERIES D DUE JULY 15, 2015
                 (REGISTERED UNDER THE SECURITIES ACT OF 1933)

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                                       ON
                       JANUARY 22, 2004, UNLESS EXTENDED

We are offering you the opportunity to exchange your 4.875% Senior Notes, Series C due July 15, 2015 that are not registered under the Securities Act of 1933 for our new 4.875% Senior Notes, Series D due July 15, 2015 that are registered under the Securities Act of 1933 in the Exchange Offer.

Material terms of the Exchange Offer are:

- EXPIRATION. The Exchange Offer will expire at 5:00 p.m., New York City time, on January 22, 2004, unless we extend it.

- EXCHANGE. We will exchange all outstanding Original Senior Notes that are validly tendered and not validly withdrawn before the Exchange Offer expires.

- TERMS OF THE NOTES. The terms of the Exchange Senior Notes are substantially identical to the Original Senior Notes, except that the Exchange Senior Notes are registered under the Securities Act of 1933. Certain transfer restrictions and registration rights relating to the Original Senior Notes do not apply to the Exchange Senior Notes.

- REPRESENTATION OF HOLDERS. You will be required to make various representations including that (1) any Exchange Senior Notes received by you will be acquired in the ordinary course of business, (2) you are not participating in the distribution of the Exchange Senior Notes, (3) you are not an affiliate of Southern Power Company and (4) you are not a broker-dealer, and if you are a broker-dealer, that you will receive the Exchange Senior Notes for your own account, you will deliver a prospectus on resale of your Exchange Senior Notes and that you acquired your Original Senior Notes as a result of market making activities or other trading activities.

- WITHDRAWAL RIGHTS. You may withdraw tenders of Original Senior Notes at any time before the Exchange Offer expires.

- CONDITIONS. The Exchange Offer is subject to customary conditions, including the condition that the Exchange Offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

- TAX CONSEQUENCES. We believe that the Exchange Offer will not be a taxable event for U.S. federal income tax purposes, but you should see "Material U.S. Federal Income Tax Considerations" on page 47 for more information.

- USE OF PROCEEDS.  We will not receive any proceeds from the Exchange Offer.

- TRADING. There is no existing market for the Exchange Senior Notes and we will not apply to list them on any securities exchange.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IF YOU TENDER YOUR ORIGINAL SENIOR NOTES IN CONNECTION WITH THIS EXCHANGE OFFER.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December 9, 2003

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is an offer only of the Exchange Senior Notes to be issued in exchange for the Original Senior Notes but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

     Each broker-dealer that receives Exchange Senior Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Senior Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Senior Notes received in exchange for Original Senior Notes where the Original Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, during the 270-day period following the consummation of the Exchange Offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "PLAN OF DISTRIBUTION."

     Whenever we refer to the outstanding 4.875% Senior Notes, Series C due July 15, 2015 issued in a private offering on July 8, 2003, we will refer to them collectively as the "Original Senior Notes" and each individually as an "Original Senior Note." Whenever we refer to the 4.875% Senior Notes, Series D due July 15, 2015 registered under the Securities Act and issued in exchange for the Original Senior Notes, we will refer to them collectively as the "Exchange Senior Notes" and each individually as an "Exchange Senior Note." The Original Senior Notes and the Exchange Senior Notes are collectively referred to as the "Notes."

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Where to Find More Information..............................    ii
Forward-Looking Statements..................................   iii
Summary.....................................................     1
Risk Factors................................................    11
Use of Proceeds.............................................    19
Capitalization..............................................    19
Selected Historical Financial Data..........................    20
Our Business................................................    21
The Exchange Offer..........................................    27
Description of The Exchange Senior Notes and The
  Indenture.................................................    36
Material U.S. Federal Income Tax Considerations.............    47
Ratings.....................................................    48
Plan of Distribution........................................    48
Experts.....................................................    48
Independent Engineer........................................    49
Independent Market Expert...................................    49
Legal Matters...............................................    49
Annex A -- Independent Engineer's Report....................   A-1
Annex B -- Independent Market Expert's Report...............   B-1

             ------------------------------------------------------

                         WHERE TO FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports and other information can be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at 801 Brickell Avenue, Suite 1800, Miami, Florida 33131 and 233 Broadway, New York, New York 10279. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site that contains reports and other information regarding registrants including us that file electronically at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act until we complete the Exchange; provided, however, we are not incorporating any information furnished under Items 9 or 12 of any Current Report on Form 8-K.

     (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

     (c) Current Reports on Form 8-K dated April 21, 2003, May 21, 2003, December 2, 2003 and December 8, 2003.

     You may request a copy of these filings, at no cost, by writing us at the following address:

                             SOUTHERN POWER COMPANY
                         ATTN: CHIEF FINANCIAL OFFICER
                           270 PEACHTREE STREET, N.W.
                             ATLANTA, GEORGIA 30303

     To obtain timely delivery, you must request this information no later than five business days before you must make your investment decision, or no later than January 15, 2004, which is five business days before the expiration of the Exchange Offer.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such matters as projections, future capital expenditures, scheduled completion of new generating facilities, business strategy, competitive strengths, goals, development or operation of generation assets, market and industry developments and the growth of our businesses and operations, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential," or "contemplate" or the negative of these terms or other comparable terminology. These statements are based on assumptions and analyses made in light of experience and other historical trends, current conditions and expected future developments, as well as various factors we believe are appropriate under the circumstances. However, actual results and developments may differ materially from our expectations and predictions due to a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include:

     - significant considerations and risks discussed in this prospectus;

     - political, legal, regulatory and economic conditions and developments in the United States;

     - the effect of and changes in economic conditions in the areas in which we operate;

     - fluctuations in demand for energy, capacity and ancillary services in the markets in which we operate;

     - the effect, extent and timing of the entry of additional competition in the markets in which our Company operates;

     - contract counterparty risk;

     - acquisition and development opportunities (or lack thereof) that may be presented to and pursued by us;

     - impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry and also changes in environmental and other laws and regulations to which our Company is subject, as well as changes in application of existing laws and regulations;

     - environmental constraints on construction and operations;

     - rapidly changing markets for energy products;

     - financial market conditions and the results of financing efforts;

     - the direct or indirect impact on our Company's business resulting from the terrorist incidents on September 11, 2001, or any similar incidents or responses to such incidents;

     - weather and other natural phenomena;

     - current and future litigation; or

     - the direct or indirect impact on our Company's business resulting from the August 2003 power outage in the northeast or any similar such incidents.

     Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and we cannot assure you that the results or developments anticipated by us or the projections will be realized or, even if realized, will have the expected consequences to or effects on us or our business, financial condition or results of operations. You should not place undue reliance on these forward-looking statements in making your investment decision. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances that occur or arise or are anticipated to occur or arise after the date hereof. In making a decision regarding the tender of your Original Senior Notes in connection with this Exchange Offer, we are not making, and you should not infer, any representation about the likely existence of any particular future set of facts or circumstances.

                                    SUMMARY

     The following summary contains basic information about Southern Power Company and the Exchange Offer. It may not contain all of the information that may be important to you in making a decision to tender your Original Senior Notes in connection with the Exchange Offer. You should read the entire prospectus before making an investment decision. Unless the context otherwise indicates, all references to the "Company," "Southern Power," "we," "us" or "our" in this prospectus refer to Southern Power Company.

                             SOUTHERN POWER COMPANY

     We are a wholly owned subsidiary of The Southern Company ("Southern"). We provide the means by which Southern can own, develop, construct and acquire new generation assets outside of the traditional rate-based state regulated generation structure. Consequently, our business activities are not subject to traditional state regulation of utilities, but are subject to regulation by the Federal Energy Regulatory Commission (the "FERC"). We are the primary vehicle to develop Southern's position in the energy markets in the Southeastern United States, with substantially all of our generating capacity committed under long-term, fixed-price power purchase agreements ("PPAs"), primarily with our affiliates.

     We are an electric utility company as defined under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"). We are subject to SEC regulation under the Holding Company Act because we are a wholly owned subsidiary of Southern, a registered public utility holding company under the Holding Company Act. The following is a chart of Southern's operating companies, including us, and its service company:

                           (SOUTHERN CO. FLOW CHART)

     We acquired substantially all of our operating or under construction generating facilities and facility sites from affiliates of Southern. We intend to own and finance all of the new competitive contract-based wholesale generation assets to be built in the Southern system. Southern believes that this structure is most effective for pursuing generation opportunities in the competitive wholesale markets. This structure ensures a consistent approach to developing new wholesale generation and improves efficiency.

     We own, develop, construct and acquire generating facilities in the "Super Southeast" region (as described below) of the United States and sell the output of our generating facilities primarily under long-term, fixed-price power contracts to wholesale customers in this region. The Super Southeast includes the states in Southern's traditional service territory -- Alabama, Florida, Georgia and Mississippi. Our customers in these states are expected to be predominantly Southern's operating utilities, namely Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company (collectively, the "Operating Companies"), but will include unaffiliated third parties as well. The Super Southeast also consists of the surrounding states of Kentucky, Louisiana, North Carolina, South Carolina, Tennessee and Virginia. Although we focus on the Super Southeast, we may also acquire or construct generating facilities outside of the Super Southeast or sell the output of our generating facilities to customers outside of the Super Southeast.

     As of October 1, 2003, we had 4,795 megawatts ("MW") of generating capacity in commercial operation and 1,240 MW in preliminary stages of construction. By the end of 2005, we expect to have approximately 6,000 MW of generating capacity in commercial operation. Currently, substantially all of our existing and under construction generating capacity from these facilities is committed under long-term PPAs, mostly with the Operating Companies, but also with certain unaffiliated third parties (collectively, the "PPA Counterparties"). All of the PPA Counterparties have solid investment grade credit ratings.

     Along with the Operating Companies, we are a member of and share in the benefits and obligations of the Southern system power pool (the "Southern Pool"). As a member of the Southern Pool, our generating facilities located within Southern's service territory are economically dispatched with the generating facilities of the Operating Companies to serve the members' aggregate load requirements. A member of the Southern Pool has the first call on its own generating resources, but if lower cost generation resources are available on the Southern system, a Southern Pool member has the right to purchase that lower variable cost energy. As a member of the Southern Pool, we also realize other benefits traditionally associated with pooling arrangements, such as economies of scale and geographic load diversity. The Southern Pool includes approximately 42,000 MW of generating capacity.

     For each of our generating facilities located in the service territory of an Operating Company, there is or will be an interconnection agreement to govern the interconnected operations of that facility with the transmission facilities of the appropriate Operating Company. Each Operating Company is interconnected to the transmission facilities of the other Operating Companies by means of high-voltage lines. Additionally, the Operating Companies have long-standing contracts with the principal neighboring utility systems relating to capacity exchanges, capacity purchases and sales, transfers of economy energy and other similar transactions. However, for the most part, such interchange transactions are now conducted under market-based tariff arrangements. We expect that any generating facility located outside of the Operating Companies' service territory will have an interconnection agreement with the applicable transmission provider. Regardless of whether a facility is located inside or outside of the service territory of an Operating Company, transmission service will need to be reserved across the applicable transmission systems to deliver power from each facility, which includes obtaining transmission service across each applicable Operating Company.

     In order to optimize efficiencies, we utilize employees currently in the Southern system for our day-to-day operations at our generation facilities. For each of our generating facilities in an Operating Company's service territory, we intend for such Operating Company to provide operation and maintenance services at cost (in accordance with the Holding Company Act). There are or will be operation and maintenance contracts between us and the appropriate Operating Company for the facilities located in such Operating Company's service territory. Because Stanton A is located outside of the Operating Companies' service territory, Southern Company Services, Inc. ("SCS"), a subsidiary of Southern, will provide operation and maintenance services for that facility. Additionally, under the terms of a services agreement, SCS performs overall project management of the construction process of our generating facilities.

                               BUSINESS STRATEGY

     Our strategy is to continue to own, develop, construct and acquire additional generating facilities to compete for and serve demand in the Super Southeast market. To implement this strategy, we plan to:

     - Derive at least 80% of operating cash flow under long-term, fixed-price PPAs.

     - Utilize the expertise of Southern affiliates in planning, designing, constructing, marketing, operating and maintaining generating facilities.

     - Mitigate market price, fuel supply, fuel transportation and electric transmission risk.

     - Focus on the Super Southeast for additional generation and wholesale marketing opportunities.

     - Expand our asset base to approximately 6,000 MW in commercial operation by year-end 2005, with potential for further capacity additions thereafter.

     For a more detailed explanation of our business strategy, see "OUR BUSINESS -- Business Strategy."

                             COMPETITIVE STRENGTHS

     We believe that we are well positioned to implement our business strategy because of the following competitive strengths:

     - Stable revenues under long-term, fixed-price PPAs.

     - Mitigation of market price, fuel supply, fuel transportation and electric transmission risk.

     - Relationship with Southern.

     - Efficiencies relating to new generating facilities.

     - Stable regulatory environment.

     - Absence of electric restructuring legislation in Southern's service territory.

     - Stable regional demand.

     For a more detailed explanation of our competitive strengths, see "OUR BUSINESS -- Competitive Strengths."

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     Southern Power commenced operations effective January 8, 2001. The following table sets forth our summary historical financial information as of December 31, 2002 and 2001 and for the periods then ended and as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002. This summary financial information has been derived from our financial statements and related notes incorporated by reference in this prospectus. The information set forth below is qualified in its entirety by reference to and should be read together with management's discussion and analysis of results of operations and financial information, the financial statements and related notes and other financial information incorporated by reference in this prospectus.

                                           NINE MONTHS ENDED                             PERIOD FROM
                                              SEPTEMBER 30                                INCEPTION
                                          --------------------      YEAR ENDED       (JANUARY 8, 2001) TO
                                            2003        2002     DECEMBER 31, 2002    DECEMBER 31, 2001
                                          --------    --------   -----------------   --------------------
                                              (UNAUDITED)
                                                                 ($ IN THOUSANDS)
INCOME STATEMENT DATA
Operating Revenues......................  $554,344    $213,271       $298,768              $29,301
Operating Expenses......................   315,701     143,840        202,573               18,814
                                          --------    --------       --------              -------
Operating Income........................   238,643      69,431         96,195               10,487
Other Income (Expense), net.............    (1,159)     (4,595)        (4,582)                 658
Total Interest Expense, net.............   (17,930)     (4,362)        (8,886)                (427)
                                          --------    --------       --------              -------
Earnings Before Income Taxes............   219,554      60,474         82,727               10,718
Income Taxes............................    77,367      19,832         28,457                2,511
                                          --------    --------       --------              -------
Earnings Before Cumulative Effect of
  Accounting Change.....................   142,187      40,642         54,270                8,207
Cumulative Effect of Accounting
  Change -- Less Income Taxes of $231...       367          --             --                   --
                                          --------    --------       --------              -------
Net Income..............................  $142,554    $ 40,642       $ 54,270              $ 8,207
OTHER FINANCIAL DATA
Ratio of Earnings to Fixed Charges
  (1)...................................      4.95x       2.19x          2.07x                3.36x

                                                                 AS OF               AS OF
                                                              SEPTEMBER 30        DECEMBER 31
                                                              ------------   ---------------------
                                                                  2003          2002        2001
                                                              ------------   ----------   --------
                                                              (UNAUDITED)
                                                                        ($ IN THOUSANDS)
BALANCE SHEET DATA
Total Current Assets........................................   $  165,494    $   73,622   $ 27,639
Plant in Service, net.......................................    1,628,484       874,573    261,862
Construction Work in Progress...............................      593,826     1,082,987    500,358
Other Assets and Deferred Charges...........................       55,808        54,794     32,998
                                                               ----------    ----------   --------
Total Assets................................................   $2,443,612    $2,085,976   $822,857
                                                               ==========    ==========   ========
Current Liabilities, excluding Subordinated Note Payable to
  Parent....................................................   $  164,515    $   74,895   $ 31,693
Deferred Credits and Other Liabilities......................       60,301        98,110     30,016
Long-Term Debt..............................................    1,149,060       955,879    293,205
Subordinated Note Payable to Parent.........................          500       210,488        950
Common Stockholder's Equity.................................    1,069,236       746,604    466,993
                                                               ----------    ----------   --------
Total Liabilities and Stockholder's Equity..................   $2,443,612    $2,085,976   $822,857
                                                               ==========    ==========   ========

---------------

(1) Ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income plus interest expense and income taxes. Fixed charges consist of interest expense plus capitalized interest.

                        INDEPENDENT CONSULTANTS' REPORTS

     R. W. Beck ("Beck" or the "Independent Engineer") has prepared the Independent Engineer's Report (the "Independent Engineer's Report"), included as Annex A to this prospectus. Beck is an international engineering and consulting firm with substantial experience in the electric power industry. The Independent Engineer's Report includes a technical review of our generation facilities and projections of our financial performance through 2023. You should read the entire Independent Engineer's Report.

     PA Consulting Services, Inc. ("PA Consulting" or the "Independent Market Expert") has prepared the Independent Market Expert's Report (the "Independent Market Expert's Report"), included as Annex B to this prospectus. The Independent Market Expert's Report includes an analysis of the principal market regions in which we operate and price forecasts for our energy and capacity. You should read the entire Independent Market Expert's Report.

                    SUMMARY PROJECTED FINANCIAL INFORMATION

     We do not as a matter of course make public projections as to future sales, earnings or other results. However, the Independent Engineer, at our request, has prepared the Independent Engineer's Report from which the financial information set forth below has been derived. The projected financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management's knowledge and belief, the expected course of action and the expected future financial performance of our Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and prospective purchasers are cautioned not to place undue reliance on the projected financial information.

     Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

     The projections presented below are subject to the qualifications, limitations and exclusions set forth in the Independent Engineer's Report. In addition to our generating facilities in commercial operation as of the date of the report, Stanton A and McIntosh 10 and McIntosh 11 have been incorporated into these projections as of their scheduled in-service dates. The following information reflects the base case assumptions set forth in the Independent Engineer's Report.

                                                     YEAR ENDING DECEMBER 31,
                           ----------------------------------------------------------------------------
                           2003(1)    2004     2005     2006     2007      2013       2018       2023
                           -------   ------   ------   ------   ------   --------   --------   --------
                                                         ($ IN MILLIONS)
SELECTED PROJECTED
  FINANCIAL DATA
Total Revenues...........  $272.8    $444.0   $500.2   $554.1   $549.1   $1,041.0   $1,001.9   $1,182.6
  Fuel Expenses..........  $ 46.6    $ 29.7   $  0.0   $  0.4   $  1.8   $  412.7   $  382.6   $  545.7
  Non-Fuel Expenses......  $ 88.9    $101.1   $128.6   $146.2   $159.4   $  150.1   $  145.2   $  162.7
Total Expenses...........  $135.5    $130.8   $128.6   $146.7   $161.2   $  562.8   $  527.8   $  708.4
Cash Flow Available for
  Debt Service (CFADS)...  $137.3    $313.2   $371.7   $407.4   $387.9   $  478.3   $  474.2   $ 4 74.1
CFADS Interest Coverage
  Ratio..................    3.99x     4.55x    4.46x    4.17x    3.97x      4.90x      4.86x      4.86x
2003-2015 Average........    4.41x
2003-2023 Average........    4.60x

                                                  YEAR ENDING DECEMBER 31,
                                           ---------------------------------------    AVERAGE     AVERAGE
                                           2003(1)   2004    2005    2006    2007    2003-2007   2003-2015
                                           -------   -----   -----   -----   -----   ---------   ---------
Percent of Cash Flow under Contract.....     90.9     97.1    98.5    98.6    98.8      96.8        72.0(2)

---------------

(1) For purposes of the above data, the year 2003 commenced in July 2003 and accordingly only includes six months.

(2) The table above assumes no renewals or extensions of the existing PPAs. We plan to renew the existing PPAs or enter into new PPAs when the existing PPAs expire.

                         SUMMARY OF THE EXCHANGE OFFER

THE EXCHANGE OFFER............   We are offering to exchange up to $575,000,000
                                 aggregate principal amount of our 4.875% Senior
                                 Notes, Series D due July 15, 2015, or Exchange
                                 Senior Notes, which have been registered under the Securities Act, for a like amount of our outstanding 4.875% Senior Notes, Series C due
                                 July 15, 2015, or Original Senior Notes, which we issued on July 8, 2003 in a private offering. To exchange your Original Senior
                                 Notes, you must properly tender them by
                                 following the procedures described under the heading "THE EXCHANGE OFFER" and we must accept them.

EXPIRATION DATE...............   The Exchange Offer expires at 5:00 p.m., New
                                 York City time, on January 22, 2004, unless we extend it.

WITHDRAWAL RIGHTS.............   You may withdraw the tender of your Original
                                 Senior Notes at any time before 5:00 p.m., New
                                 York City time, on the Expiration Date. If we decide for any reason not to accept any Original Senior Notes for exchange, we will return your Original Senior Notes without expense to you promptly after the expiration or termination of the Exchange Offer.

CONDITIONS TO THE EXCHANGE
OFFER.........................   The Exchange Offer is subject to customary
                                 conditions, some of which we may waive. We reserve the right to terminate and amend the Exchange Offer at any time if any such condition occurs before the Expiration Date.

INTEREST PAYMENTS.............   Interest on the Exchange Senior Notes will
                                 accrue from the last interest payment date on which interest was paid on the Original Senior
                                 Notes surrendered for exchange. If no interest has been paid on the Original Senior Notes at the time of issuance of the Exchange Senior
                                 Notes, interest on the Exchange Senior Notes will accrue from July 8, 2003, the date of original issuance of the Original Senior Notes.

PROCEDURES FOR TENDERING
ORIGINAL SENIOR NOTES.........   If you are a holder of Original Senior Notes
                                 who wishes to accept the Exchange Offer for Exchange Senior Notes:

                                 - you must complete, sign and date the
                                   accompanying Letter of Transmittal, or a facsimile thereof and mail or otherwise deliver it, together with your Original Senior Notes, to the Exchange Agent at the address set forth under "THE EXCHANGE OFFER -- Exchange Agent;" or

                                 - arrange for The Depository Trust Company, or
                                   DTC, to transmit certain required information to the Exchange Agent in connection with a book-entry transfer.

                                 Do not send Letters of Transmittal and
                                 certificates representing Original Senior Notes to us.

                                 By tendering your Original Senior Notes in this manner, you will be representing, among other things, that:

                                 - the Exchange Senior Notes you acquire
                                   pursuant to the Exchange Offer are being acquired in the ordinary course of your business;

                                 - you are not participating, do not intend to
                                   participate, and have no arrangement or
                                   understanding with any person to participate, in the distribution of the Exchange Senior Notes issued to you in the Exchange Offer;

                                 - you are not an "affiliate" of our Company, or
                                   if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

                                 - you are not a broker-dealer; and if you are a
                                   broker-dealer, that you will receive the Exchange Senior Notes for your own account, you will deliver a prospectus on resale of your Exchange Senior Notes and that you acquired your Original Senior Notes as a result of market making activities or other trading activities.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   If you are a beneficial owner whose Original
                                 Senior Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your Original Senior Notes in the Exchange Offer, please contact the registered owner as soon as possible and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the Letter of Transmittal and delivering your Original Senior Notes, either arrange to have your Original Senior Notes registered in your name or obtain a properly completed bond power from the registered owner.
                                 The transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY
PROCEDURES....................   If you wish to tender your Original Senior
                                 Notes and time will not permit your required documents to reach the Exchange Agent by the Expiration Date, or the procedure for book-entry transfer cannot be completed on time, you may tender your Original Senior Notes according to the guaranteed delivery procedures set forth in "THE EXCHANGE OFFER -- Procedures for Tendering."

APPRAISAL OR DISSENTERS'
RIGHTS........................   Owners of Original Senior Notes do not have any
                                 appraisal or dissenters' rights in the Exchange
                                 Offer.

CONSEQUENCES OF NOT EXCHANGING
ORIGINAL SENIOR NOTES.........   If you do not tender your Original Senior Notes
                                 or we reject your tender, you will not be entitled to any further registration rights or exchange rights, except under limited circumstances, and your Original Senior Notes will continue to be subject to restrictions on transfer. Therefore, if you do not exchange your Original Senior Notes, you will not be able to reoffer, resell or otherwise dispose of your Original Senior Notes unless (i) you comply with the registration and prospectus delivery requirements of the Securities Act, or
                                 (ii) you qualify for an exemption from those Securities Act requirements. Such conditions may adversely affect the market price of your Original Senior Notes. However, your Original
                                 Senior Notes will remain outstanding and entitled to the benefits of the indenture governing the Exchange Senior Notes.

RESALES.......................   We believe that you can offer for resale,
                                 resell or otherwise transfer the Exchange
                                 Senior Notes without complying with further registration and prospectus delivery requirements of the Securities Act if you make the representations described above under
                                 "Procedures for Tendering Original Senior
                                 Notes."

                                 We base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in Exchange Offers like ours. We cannot guarantee that the SEC would make a similar decision about our Exchange Offer. If our belief is wrong, you could incur liabilities under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

                                 If you are unable to make any of such
                                 representations and you transfer any Exchange Senior Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act and applicable state securities laws. We will not assume or indemnify you against such liability.

FEDERAL TAX CONSEQUENCES......   Your exchange of Original Senior Notes for
                                 Exchange Senior Notes pursuant to the Exchange
                                 Offer generally will not result in any gain or loss to you for United States federal income tax purposes. For more information, see
                                 "MATERIAL U.S. FEDERAL INCOME TAX
                                 CONSIDERATIONS."

USE OF PROCEEDS...............   We will receive no proceeds from the Exchange
                                 Offer. We will pay all of our expenses related to the Exchange Offer.

EXCHANGE AGENT................   The Bank of New York has been appointed as
                                 Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                                By hand delivery, registered or certified mail or overnight delivery:
                                The Bank of New York
                                Corporate Trust Operations
                                Reorganization Unit
                                101 Barclay Street - 7E
                                New York, New York 10286
                                Attn: Mr. Bernard Arsenec

                                By facsimile:
                                (212) 298-1915

                                For information or confirmation by telephone:
                                (212) 815-5098

                 SUMMARY OF TERMS OF THE EXCHANGE SENIOR NOTES

     The Exchange Offer relates to the exchange of up to $575,000,000 aggregate principal amount of the Original Senior Notes for an equal aggregate principal amount of Exchange Senior Notes. The form and terms of the Exchange Senior Notes will be the same as the form and terms of the Original Senior Notes, except that the Exchange Senior Notes will be registered under the Securities Act and, therefore, the registration rights and the transfer restrictions applicable to the Original Senior Notes are not applicable to the Exchange Senior Notes. The Exchange Senior Notes will evidence the same debt as the Original Senior Notes. The Exchange Senior Notes and the Original Senior Notes will be governed by the same indenture. See "DESCRIPTION OF THE EXCHANGE SENIOR NOTES AND INDENTURE" for a more complete description of the Exchange Senior Notes.

ISSUER........................   Southern Power Company

EXCHANGE SENIOR NOTES.........   We will offer $575,000,000 aggregate principal
                                 amount of 4.875% Senior Notes, Series D due
                                 July 15, 2015.

INTEREST......................   Interest will accrue on the Exchange Senior
                                 Notes from the date of delivery at a rate of 4.875% per year and will be payable semiannually in arrears on January 15 and July
                                 15 of each year.

FINAL MATURITY................   July 15, 2015

RANKING.......................   The Exchange Senior Notes will be senior
                                 unsecured obligations and will rank equally in right of payment with all of our other present and future senior unsecured debt. The Exchange
                                 Senior Notes will rank senior in right of payment to all of our present and future subordinated debt.

RATINGS.......................   The Exchange Senior Notes have been rated
                                 "Baa1" by Moody's Investors Service, Inc.
                                 ("Moody's") and "BBB+" by Standard and Poor's, a division of The McGraw-Hill Companies, Inc.
                                 ("S&P"). See "RATINGS."

OPTIONAL REDEMPTION...........   We may redeem the Exchange Senior Notes, in
                                 whole or in part, at any time at a redemption price equal to 100% of the principal amount of the Exchange Senior Notes to be redeemed plus accrued interest, if any, plus a make-whole premium, calculated using a discount rate equal to the interest rate on comparable U.S.
                                 treasury securities plus 25 basis points.

FORM AND DENOMINATION.........   The Exchange Senior Notes will be issued in
                                 book entry form through the facilities of DTC without coupons in denominations of $1,000 and integral multiples thereof and represented by a Global Note. Beneficial interests in the Global
                                 Note will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants.

CERTAIN COVENANTS.............   The Indenture limits:

                                 - our ability to consolidate or merge or sell
                                   all or substantially all of our assets

                                 - the ability of our Company and our
                                   subsidiaries to sell assets

                                 - the ability of our Company and our
                                   subsidiaries to create certain liens

                                 - the ability of certain of our subsidiaries to
                                   issue indebtedness

                                 In addition, in order to be permitted to declare and pay dividends or make payments on our subordinated loans from our affiliates, we are required either to (i) maintain long-term, fixed-price capacity power purchase agreements which generate at least 80% of our operating cash flow, or (ii) maintain a recourse indebtedness to total capitalization ratio of 60% or less.

                                 These limitations are subject to a number of important qualifications and exceptions. See "DESCRIPTION OF THE EXCHANGE SENIOR NOTES AND THE INDENTURE -- Certain Covenants."

RISK FACTORS..................   An investment in the Exchange Senior Notes
                                 involves certain risks, including the
                                 competitive markets in which we operate, the future operating costs and performance of our electric generating facilities and our need to comply with present and future government regulation. You should carefully consider each of the factors described in the section titled
                                 "RISK FACTORS" before participating in the Exchange Offer.

TRUSTEE.......................   The Bank of New York

GOVERNING LAW.................   The Exchange Senior Notes and the Indenture are
                                 governed by the laws of the State of New York.

                                  RISK FACTORS

     Your investment in the Exchange Senior Notes involves risks. In deciding whether to participate in the Exchange Offer, you should carefully consider the following risk factors in addition to the risk factors contained in Part I, Item 1 of our annual report on Form 10-K for the fiscal year ended December 31, 2002 which is incorporated by reference in this prospectus and the information contained elsewhere in this prospectus. Each of the following factors could have a material adverse effect on our business and could result in a loss or a decrease in the value of your investment. The risks and uncertainties not presently known to us or that we deem immaterial may also impair our business operations, financial results and the value of the Senior Notes.

                      RISKS RELATING TO THE EXCHANGE OFFER

YOU ARE RESPONSIBLE FOR COMPLIANCE WITH THE EXCHANGE OFFER PROCEDURES. YOU WILL NOT RECEIVE NOTICE FROM THE EXCHANGE AGENT OR US OF DEFECTS OR IRREGULARITIES IN YOUR TENDER OF YOUR ORIGINAL SENIOR NOTES.

     Issuance of the Exchange Senior Notes in exchange for your Original Senior Notes pursuant to this Exchange Offer will be made only after a timely receipt by the Exchange Agent of your Original Senior Notes, a properly completed and signed Letter of Transmittal and all other required documents. Therefore, if you desire to tender your Original Senior Notes in exchange for Exchange Senior Notes you should allow sufficient time to ensure timely delivery. Neither we nor the Exchange Agent is under any duty to give notification of defects or irregularities in the tender of your Original Senior Notes for exchange. Original Senior Notes that are not tendered or are tendered but not accepted for exchange will, following the completion of this Exchange Offer, continue to be subject to the existing restrictions on transfer of the Original Senior Notes, and upon completion of this Exchange Offer, our obligation to register your Original Senior Notes will terminate.

                         RISKS RELATING TO OUR BUSINESS

OUR FINANCIAL PERFORMANCE DEPENDS ON THE OPERATION OF OUR ELECTRIC GENERATING FACILITIES.

     Operating electric generating facilities involves many risks, including:

     - operator error and breakdown or failure of equipment or processes;

     - operating limitations that may be imposed by environmental or other regulatory requirements;

     - labor disputes;

     - fuel supply interruptions; and

     - catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

     A decrease or elimination of revenues from power generated by our facilities or an increase in the costs of operating our facilities could decrease or eliminate funds available to us to make payments on the Senior Notes or other obligations.

OUR ACTUAL FUTURE PERFORMANCE MAY NOT MEET PROJECTIONS.

     The projections contained in the Independent Engineer's Report prepared by Beck attempt to present our future operating performance. Beck has reviewed the performance and the technical operating parameters of our generating facilities and our operating and maintenance budgets and has made forecasts based on a review of certain technical, environmental, economic and licensing aspects. The projections are based on certain assumptions and forecasts of our generation capacity, generation revenues, the market prices for energy, capacity and ancillary services and the costs associated with our operations.

     The assumptions made about future market prices for energy and capacity are based on a market analysis prepared by PA Consulting. The Independent Market Expert's Report contains qualifications about the information in the report prepared by PA Consulting and the circumstances under which PA Consulting performed its analysis. These assumptions and the other assumptions upon which the projections are based are inherently subject to significant uncertainties. No inference should be made about the likely existence of any particular future set of facts or circumstances.

     Potential investors should carefully review the Independent Engineer's Report and the Independent Market Expert's Report, as well as the qualifications in those reports. The projections are not necessarily indicative of our future performance or the performance of any individual generation facility. We do not intend to provide investors with any revised projections or analysis of the differences between the projections and actual operating results.

OUR REVENUES DEPEND ON SALES UNDER POWER PURCHASE AGREEMENTS. THE FAILURE OF ONE OF OUR PPA COUNTERPARTIES TO PERFORM ITS OBLIGATIONS, OR THE FAILURE TO RENEW THE PPAS, COULD HAVE A NEGATIVE IMPACT ON OUR EARNINGS.

     We have agreed to sell substantially all of our existing and under construction generation capacity to the PPA Counterparties under PPAs having initial terms of five to 15 years. Our revenues are dependent on the continued performance by the PPA Counterparties of their obligations under the PPAs. Even though we have a rigorous credit evaluation, the failure of one of the PPA Counterparties to perform its obligations could have a negative impact on our earnings. Although our credit evaluations take into account the possibility of default by a PPA Counterparty, our actual exposure to a default by a PPA Counterparty may be greater than our credit evaluation predicts.

     Further, while the PPAs are currently a substantial portion of our business, we cannot predict whether they will be renewed at the end of their respective terms or on what terms any renewals may be made. If a PPA is not renewed, we cannot predict whether it will be replaced.

OUR GENERATING FACILITIES WILL REQUIRE ONGOING CAPITAL EXPENDITURES.

     As our generating facilities continue to come into commercial operation, we will require ongoing capital expenditures to maintain reliable levels of operation. Furthermore, we intend to develop and construct additional generating facilities in the future. To do so, we will need to make substantial expenditures to construct and maintain the performance of these generating facilities. We intend to finance these costs from equity contributions and subordinated loans from Southern, borrowings under our credit facility (which expires in April 2006), issuance of commercial paper and other funding sources, including internally generated cash flow from operations and the proceeds from potential issuances of additional debt. We cannot assure you that we will be successful in obtaining the funds to provide for the ongoing maintenance or future construction of our generating facilities.

OUR REVENUES AND RESULTS OF OPERATIONS WILL DEPEND IN PART ON MARKET AND OTHER FORCES BEYOND OUR CONTROL.

     We are currently subject to fuel supply, fuel transportation, electric transmission and market price risk for the portion of our capacity that is not committed under PPAs. Furthermore, the PPAs are for limited terms and if we cannot renew the PPAs or replace them with new PPAs, we could have a substantial portion of our business subject to risks relating to fuel supply, fuel transportation, electric transmission and market price in the future. To the extent that our capacity is not committed under PPAs, our revenues and results of operations will depend on the prices that we can obtain for energy and capacity. Among the factors that could influence such prices (all of which factors are beyond our control to a significant degree) are:

     - fuel supply and price: Historically, natural gas markets have exhibited price volatility. Supply and demand imbalances can create this market volatility. In addition, transportation capacity constraints can also influence the market prices for natural gas.

     - competition: Market conditions can encourage new participants to enter the market and build new generation. Wholesale market energy prices are heavily dependent upon the balance of supply and demand.

     - pricing and market development: The regulatory and pricing structures for the Super Southeast market are continuing to develop. The exact path of this development is unknown and can influence the regional market for energy and capacity outside of bilateral contracts.

     - transmission: Regulatory changes and the establishment of regional transmission organizations can influence the price and availability of transmission in the future. The exact course these changes will take is unknown. These regulatory changes as well as export transmission constraints could limit our ability to sell to markets adjacent to the Super Southeast.

     - demand: The rate of growth of electric energy usage is influenced by many factors. Some of these factors include: population changes, regional economic conditions, and the implementation of conservation programs. Generating facilities for future demand are based on estimates of these factors.

     - weather: Weather is a critical component to the consumption of electricity in the Super Southeast. Among other factors, variations in climate conditions can influence market conditions in the Super Southeast, fuel availability, transmission and demand for energy.

All of these factors could have an adverse impact on our revenues and results of operations.

UNAVAILABILITY OF POWER TRANSMISSION FACILITIES MAY IMPACT OUR ABILITY TO DELIVER OUR OUTPUT TO CUSTOMERS.

     We depend on transmission facilities owned and operated by others to deliver the electricity we generate and sell. If transmission is interrupted, or if transmission capacity is inadequate, our ability to sell and deliver our electric energy products may be adversely impacted. If the underlying transmission infrastructure is or becomes inadequate, our ability to generate revenues may be limited.

OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT. THE COSTS OF COMPLIANCE WITH FUTURE ENVIRONMENTAL LAWS AND THE INCURRENCE OF ENVIRONMENTAL LIABILITIES COULD HARM OUR CASH FLOW AND PROFITABILITY.

     We are subject to federal, state and local environmental requirements which, among other things, regulate air emissions, water discharges and the management of hazardous and solid waste in order to adequately protect the environment. Additionally, existing environmental laws and regulations may be revised, or new laws and regulations may be adopted or become applicable to us. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emissions fees and permits at all our facilities. These expenditures are significant and we expect that they will increase in the future. We will install, operate and maintain continuous emission monitoring systems as required by federal, state or local authorities, and we will require our vendors to meet specifications and offer warranties that meet or exceed regulatory requirements. We believe that we have obtained all material environmental approvals to operate our electric generating facilities or such approvals have been applied for and will be received in a timely manner. Failure to comply with such requirements could result in the complete shutdown of individual facilities not in compliance as well as the imposition of civil and criminal penalties.

OUR BUSINESS IS SUBJECT TO SUBSTANTIAL ENERGY REGULATORY REQUIREMENTS. COMPLIANCE WITH CURRENT AND FUTURE REGULATORY REQUIREMENTS AND PROCUREMENT OF NECESSARY APPROVALS, PERMITS AND CERTIFICATES MAY RESULT IN SUBSTANTIAL COSTS TO US.

     We are subject to substantial regulation and permitting requirements from federal, state and local authorities. We are required to comply with numerous laws and regulations and to obtain numerous governmental permits in order to construct and operate our generating facilities. Additionally, various state public service commissions ("PSCs") have broad powers of supervision and regulation over the Operating

Companies and, therefore, can oversee aspects of transactions between the Operating Companies and us. Our business could be materially and adversely affected as a result of legislative or regulatory changes or judicial or administrative interpretations of existing energy regulatory laws, regulations or licenses that impose more comprehensive or stringent requirements on us.

     We believe that we have obtained all material energy-related approvals required as of the date hereof to operate or construct our electric generating facilities. We may be required to obtain additional regulatory approvals, including, without limitation, licenses, renewals, extensions, transfers, assignments, reissuances or similar actions. We cannot assure you that we will be able to:

     - obtain all required regulatory approvals that we do not yet have or that we may be required to obtain in the future,

     - obtain any necessary modifications to existing regulatory approvals, or

     - maintain all required regulatory approvals.

     Delay in obtaining or failure to obtain and maintain in full force and effect any such regulatory approvals, or delay or failure to satisfy any applicable regulatory requirements, could prevent operation of our electric generating facilities, or the sale of electricity from those facilities, or could result in potential civil or criminal liability or additional costs to us.

     We can give no assurance that regulations will not be revised or reinterpreted, that new laws and regulations will not be adopted or become applicable to us or any of our generating facilities or that future changes in laws and regulations will not have a detrimental effect on our business.

OUR RATES ARE SUBJECT TO REVIEW AND APPROVAL BY THE FERC. THE FERC COULD TAKE ACTION THAT REDUCES THE RATES WE CAN CHARGE OR INCREASES OUR ADMINISTRATIVE EXPENSES, OR BOTH, EITHER OF WHICH COULD HAVE A DETRIMENTAL EFFECT ON OUR BUSINESS.

     The Federal Power Act gives the FERC exclusive ratemaking jurisdiction over wholesale sales of electricity in interstate commerce, including the rates we charge the Operating Companies and other third parties. While we currently have general authorization from the FERC to sell wholesale electricity to non-affiliates at market-based prices, we are required to obtain specific authorization from the FERC to make such sales to affiliates, including the Operating Companies. The FERC has authorized us to charge market-based rates in connection with all of our PPAs with affiliates except for the PPAs that relate to McIntosh 10 and McIntosh 11, which were submitted to the FERC for review in April 2003. Although we believe the FERC should approve the McIntosh PPAs, some entities have opposed their approval, and the FERC has recently issued certain orders expressing its intention to apply careful scrutiny to affiliate transactions. It is possible that the FERC will not approve the McIntosh PPAs as submitted. For more information regarding the McIntosh PPAs, see -- MANAGEMENT'S DISCUSSION AND ANALYSIS -- "Future Earnings Potential" and Note Q to the financial statements of the Company in the Form 10-Q for the quarter ended September 30, 2003.

     The FERC retains the authority to suspend, modify or revoke our market-based rate authorization (for non-affiliate transactions and affiliate transactions) on a prospective basis, and might claim to have such authority with respect to previously approved market-based rate transactions. The FERC might suspend, modify or revoke our market-based rate authorization if, for example, it determines: (i) that the markets in which we sell generation are not workably competitive, (ii) that we, individually or together with the Operating Companies, possess market power that is not mitigated or have erected barriers to entry by competitors, (iii) that we are not charging just and reasonable rates, (iv) that we have violated affiliate abuse or reciprocal dealing standards, or (v) that we have engaged in market manipulation, fraud, deception or misrepresentation. In November 2001, the FERC announced that it might revise its analysis of whether a seller seeking to sell (or to continue to sell) power at market-based rates possesses generation market power within a particular market. The FERC also announced a new interim screening mechanism to assess such market power, along with several mitigation measures for entities that the FERC determines fail the interim screen. The FERC applied this interim screen to Southern and its affiliates with market-based rate authorization, including us. It found that Southern failed the interim screen within its control area, and consequently imposed the mitigation measures on Southern and certain affiliates, including us. The FERC subsequently deferred the mitigation measures indefinitely (except for certain transmission-related mitigation measures that do not apply to us), and in January 2002 the FERC announced it would reconsider the interim screen and related mitigation measures.

     If the FERC were to reject market-based rate authorization for a proposed affiliate transaction, or if the FERC were to suspend, modify or revoke our market-based rate authorization for non-affiliate or previously approved affiliate transactions, we may be required to set some or all of our rates based on "cost-of-service" principles. Cost-of-service rates may be lower than market-based rates. In addition, cost-of-service rates are more expensive and difficult to administer because they require additional accounting, record keeping and reporting.

     In addition, on June 26, 2003, the FERC issued an order seeking comments on proposed revisions to all new and existing market-based rate tariffs and authorizations. The FERC proposes to add six specific "behavioral rules" to address potential market abuses. The order sets forth certain time limits within which market participants could bring a complaint based on these rules, but no such time limits would apply to FERC-initiated proceedings. A market-based rate seller found in violation of these rules could be subject to disgorgement of unjust profits and other non-monetary remedies, including the revocation of its market-based rate authority. Because the FERC is just beginning to receive comments on its proposal, it is not possible to predict whether or when behavioral rules might ultimately be placed in effect or the precise form or content of such rules.

     We cannot predict whether the FERC will revise its market power analysis or the ultimate outcome of the FERC's interim screen and related mitigation measures, nor can we predict whether the FERC will allow us to charge market-based rates for the McIntosh 10 and McIntosh 11 PPAs. However, any FERC action that suspends, modifies or revokes our market-based rate authorization for non-affiliate transactions or previously approved affiliate transactions, or denies market-based rate authorization for proposed affiliate transactions, could reduce revenues or increase administrative expenses, or both.

RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND OUR CONTROL HAVE INCREASED THE LEVEL OF PUBLIC AND REGULATORY SCRUTINY IN THE ENERGY INDUSTRY AND IN THE CAPITAL MARKETS. THE REACTION TO THESE EVENTS MAY RESULT IN NEW LAWS OR REGULATIONS RELATED TO OUR BUSINESS OPERATIONS OR THE ACCOUNTING TREATMENT OF OUR EXISTING OPERATIONS WHICH COULD HAVE A NEGATIVE IMPACT ON OUR NET INCOME OR ACCESS TO CAPITAL.

     As a result of the energy crisis in California during the summer of 2001, the filing of bankruptcy by Enron Corporation, investigations by governmental authorities into energy trading activities and the recent power outage in the northeast, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and rating agencies also have increased their level of scrutiny. This increased scrutiny could lead to substantial changes in laws and regulations affecting us, including new accounting standards that could change the way we are required to record revenues, expenses, assets and liabilities. These types of disruptions in the industry and any resulting regulations may have a negative impact on our net income or access to capital.

WE RELY UPON AFFILIATES AND THIRD PARTIES TO CONDUCT IMPORTANT PARTS OF OUR BUSINESS. WE WOULD REQUIRE SUBSTANTIAL ADDITIONAL RESOURCES IF WE WERE REQUIRED TO PERFORM SUCH FUNCTIONS OURSELVES.

     All of our business is operated by affiliates with the participation of our management. In particular, SCS markets our energy and capacity, is responsible for our fuel supply, provides support services to us and will complete construction of our facilities. The Operating Companies will operate and maintain most of our generating facilities for us under long-term contracts. Additionally, unaffiliated third parties participate in the construction and maintenance of our facilities and we depend on other unaffiliated third parties for the transmission of our electricity outside of the Operating Companies' service territory. We would require substantial additional resources to perform any of these important functions ourselves if that were to become necessary or desirable due to changes in law or regulation, any substandard performance by one or more of these affiliates or unaffiliated third parties, or other factors.

CONFLICTS OF INTEREST MAY ARISE BETWEEN US AND OUR AFFILIATES AND DECISIONS COULD BE MADE FROM PERSPECTIVES OTHER THAN THE INTERESTS SOLELY OF OUR COMPANY OR OUR CREDITORS.

     We rely on certain of our affiliates for important parts of our business and sales. Despite the fact that we and our affiliates are wholly owned by Southern, conflicts of interest may arise if we need to enforce the terms of agreements between us and any of our affiliates. Because of these affiliate relationships, it is possible that decisions concerning the interpretation or operation of these agreements could be made from perspectives other than the interests solely of our Company or our creditors.

     Although it is Southern's intention that we will own and finance all of the new competitive contract-based wholesale generation assets to be built in the Southern system, it is possible that other subsidiaries of Southern could acquire or participate in the ownership of such facilities.

WE ARE SUBJECT TO CONTROL BY SOUTHERN AND SOUTHERN COULD EXERCISE THIS POWER TO THE DETRIMENT OF OUR CREDITORS.

     We are a wholly owned subsidiary of Southern and, therefore, Southern ultimately controls the decision of all matters submitted for shareholder approval. In circumstances involving a conflict of interest between Southern, on the one hand, and our creditors, on the other, Southern could exercise this power in a manner that would benefit Southern to the detriment of our creditors, including the holders of the Senior Notes.

WE HAVE A LIMITED OPERATING HISTORY AS A STAND-ALONE POWER GENERATION COMPANY.

     We have operated as a separate, stand-alone entity since January 8, 2001. We depend on Southern for some of our liquidity, capital resources and credit support needs, and on our affiliates for important parts of our business and sales. The process of constructing and integrating the generation facilities and operations acquired from the Operating Companies is still ongoing. Additionally, we may not be able to successfully integrate our acquisitions or developments with our existing business.

WE ARE SUBJECT TO REGULATION BY THE SEC UNDER THE HOLDING COMPANY ACT AND SUCH REGULATION MAY LIMIT OUR ABILITY TO PURSUE ACQUISITIONS OR DEVELOPMENT OPPORTUNITIES.

     We are an "electric utility company" as defined in Section 2(a)(3) of the Holding Company Act. We are subject to regulation by the SEC under the Holding Company Act because we are a wholly owned subsidiary of Southern, a registered public utility holding company under the Holding Company Act. Under the Holding Company Act, we cannot issue debt or equity securities or guaranties without the SEC's approval. Under the Holding Company Act, generally, we can invest only in the traditional electric and gas utility business and related businesses. The acquisition of the voting stock of other gas or electric utilities is subject to prior SEC approval. The Holding Company Act also imposes restrictions on transactions among affiliates. The limitations imposed on us by the Holding Company Act may limit our ability to pursue acquisition or development opportunities.

WE MAY INCUR ADDITIONAL COSTS OR DELAYS IN POWER PLANT CONSTRUCTION AND MAY NOT BE ABLE TO RECOVER OUR INVESTMENT.

     We are in the process of constructing new generating facilities and we intend to continue our strategy of developing and constructing other new facilities and expanding existing facilities. Our completion of these facilities without delays or cost overruns is subject to substantial risks, including:

     - shortages and inconsistent quality of equipment, materials and labor;

     - work stoppages;

     - permits, approvals and other regulatory matters;

     - adverse weather conditions;

     - unforeseen engineering problems;

     - environmental and geological conditions;

     - delays or increased costs to interconnect our facilities to transmission grids;

     - unanticipated cost increases; and

     - our attention to other projects.

     If we are unable to complete the development or construction of a facility, or if we decide to delay or cancel construction of a facility, we may not be able to recover our investment in it. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations and financial position. Furthermore, if construction projects are not completed according to specifications, we may incur liabilities and suffer reduced plant efficiency, higher operating costs and reduced earnings. For information regarding Franklin Unit 3's delayed construction schedule, see -- MANAGEMENT'S DISCUSSION AND ANALYSIS -- "Future Earnings Potential" and Note N to the financial statements of the Company in the Form 10-Q for the quarter ended September 30, 2003.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH A CHANGING ECONOMIC ENVIRONMENT, INCLUDING OUR ABILITY TO RAISE CAPITAL AND OUR ABILITY TO OBTAIN INSURANCE.

     In response to the September 11, 2001 terrorist attacks on the United States and the ongoing war against terrorism by the United States, the nation's economy and financial markets have been disrupted in general. Additionally, the availability and cost of capital for our business and that of our competitors has been adversely affected by the bankruptcy of Enron Corporation, events related to the California electric market crisis and the recent power outage in the northeast. These events could constrain the capital available to our industry and could adversely affect our access to funding for our operations, the demand for and pricing of our products and the financial stability of our customers and counterparties in transactions. The insurance industry has also been disrupted by these events. The availability of insurance covering the risk our Company and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. OUR INABILITY TO ACCESS CAPITAL MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS PLAN OR PURSUE IMPROVEMENTS AND MAKE ACQUISITIONS THAT WE MAY OTHERWISE RELY ON FOR FUTURE GROWTH.

     We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our business plan or pursue improvements and make acquisitions that we may otherwise rely on for future growth will be limited. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to raise capital through the issuance of securities or other borrowing arrangements. Such disruptions could include:

     - an economic downturn;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity;

     - terrorist attacks or threatened attacks on our facilities or unrelated energy companies;

     - war or threat of war; or

     - the overall health of the utility industry.

REGULATORY INITIATIVES AND CHANGES IN TECHNOLOGY MAY MAKE US LESS COMPETITIVE.

     We may not be able to respond in a timely or effective manner to the many changes in the electric power industry that may occur as a result of regulatory initiatives to increase competition. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels or pursue our growth strategy. In addition, new technologies may be developed that impact the competitiveness of our generation facilities. To the extent that competition increases, our profit margins may be negatively affected.

     The introduction of new participants with better technologies in our regional market could increase competition, which could lower prices and have a material adverse effect on our results of operations or financial condition. These risks are particularly significant when the existing PPAs expire and the associated capacity must be re-marketed.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the Exchange Senior Notes offered hereby. In consideration for issuing the Exchange Senior Notes as contemplated in this prospectus, we will receive in exchange Original Senior Notes in like principal amount, the forms and terms of which are identical, in all material respects, to the Exchange Senior Notes. The Original Senior Notes surrendered in exchange for the Exchange Senior Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the Exchange Senior Notes will not result in any increase or decrease in our indebtedness.

     We received net proceeds of $568 million from the sale of the Exchange Senior Notes after deducting discounts to the initial purchasers and estimated fees and expenses. We used the net proceeds to (i) reduce our outstanding short-term indebtedness, (ii) to settle interest rate hedges associated with the sale of the Original Senior Notes that totaled $93.3 million and (iii) for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2003. The following data is qualified in its entirety by reference to, and therefore should be read together with, the detailed information and financial statements appearing in the documents incorporated herein by reference in this prospectus.

                                                                    AS OF
                                                              SEPTEMBER 30, 2003
                                                              ------------------
                                                                 (UNAUDITED)
                                                              ------------------
                                                                ($ THOUSANDS)
Long-Term Debt:
Senior Notes................................................      $1,150,000
Other Long-Term Debt........................................           1,685
Unamortized debt discount, net..............................          (2,625)
                                                                  ----------
          Total Long-Term Debt..............................       1,149,060
Common Stockholder's Equity.................................       1,069,236
                                                                  ----------
Total Capitalization(1).....................................      $2,218,296
                                                                  ==========

---------------

(1) Total Capitalization excludes notes payable (including commercial paper), the subordinated note payable to parent and securities due within one year that totaled $102.7 million, $0.5 million and $0.2 million, respectively, at September 30, 2003.

                       SELECTED HISTORICAL FINANCIAL DATA

     Southern Power commenced operations effective January 8, 2001. The following table sets forth our selected historical financial data as of December 31, 2002 and 2001 and for the periods then ended and as of September 30, 2003 and the nine months ended September 30, 2003 and 2002. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial information, the financial statements and related notes and other financial information incorporated by reference in this prospectus.

                                           NINE MONTHS ENDED                             PERIOD FROM
                                              SEPTEMBER 30                                INCEPTION
                                          --------------------      YEAR ENDED       (JANUARY 8, 2001) TO
                                            2003        2002     DECEMBER 31, 2002    DECEMBER 31, 2001
                                          --------    --------   -----------------   --------------------
                                              (UNAUDITED)
                                                                 ($ IN THOUSANDS)
INCOME STATEMENT DATA
Operating Revenues......................  $554,344    $213,271       $298,768              $29,301
Operating Expenses......................   315,701     143,840        202,573               18,814
                                          --------    --------       --------              -------
Operating Income........................   238,643      69,431         96,195               10,487
Other Income (Expense), net.............    (1,159)     (4,595)        (4,582)                 658
Total Interest Expense, net.............   (17,930)     (4,362)        (8,886)                (427)
                                          --------    --------       --------              -------
Earnings Before Income Taxes............   219,554      60,474         82,727               10,718
Income Taxes............................    77,367      19,832         28,457                2,511
                                          --------    --------       --------              -------
Earnings Before Cumulative Effect of
  Accounting Change.....................   142,187      40,642         54,270                8,207
Cumulative Effect of Accounting
  Change -- Less Income Taxes of $231...       367          --             --                   --
                                          --------    --------       --------              -------
Net Income..............................  $142,554    $ 40,642       $ 54,270              $ 8,207
OTHER FINANCIAL DATA
Ratio of Earnings to Fixed Charges
  (1)...................................      4.95x       2.19x          2.07x                3.36x

                                                                 AS OF               AS OF
                                                              SEPTEMBER 30        DECEMBER 31
                                                              ------------   ---------------------
                                                                  2003          2002        2001
                                                              ------------   ----------   --------
                                                              (UNAUDITED)
                                                                        ($ IN THOUSANDS)
BALANCE SHEET DATA
Total Current Assets........................................   $  165,494    $   73,622   $ 27,639
Plant in Service, net.......................................    1,628,484       874,573    261,862
Construction Work in Progress...............................      593,826     1,082,987    500,358
Other Assets and Deferred Charges...........................       55,808        54,794     32,998
                                                               ----------    ----------   --------
Total Assets................................................   $2,443,612    $2,085,976   $822,857
                                                               ==========    ==========   ========
Current Liabilities, excluding Subordinated Note Payable to
  Parent....................................................   $  164,515    $   74,895   $ 31,693
Deferred Credits and Other Liabilities......................       60,301        98,110     30,016
Long-Term Debt..............................................    1,149,060       955,879    293,205
Subordinated Note Payable to Parent.........................          500       210,488        950
Common Stockholder's Equity.................................    1,069,236       746,604    466,993
                                                               ----------    ----------   --------
Total Liabilities and Stockholder's Equity..................   $2,443,612    $2,085,976   $822,857
                                                               ==========    ==========   ========

---------------

(1) Ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income plus interest expense and income taxes. Fixed charges consist of interest expense plus capitalized interest.

                                  OUR BUSINESS

     We are a wholly owned subsidiary of Southern. We provide the means by which Southern can own, develop, construct and acquire new generation assets outside of the traditional rate-based state regulated generation structure. Consequently, our business activities are not subject to traditional state regulation of utilities but are subject to regulation by the FERC. We are the primary vehicle to develop Southern's position in the competitive contract-based wholesale generation market, with substantially all of our generating capacity committed under long-term, fixed-price PPAs, primarily with our affiliates.

     We are an electric utility company as defined under the Holding Company Act. We are subject to SEC regulation under the Holding Company Act because we are a wholly owned subsidiary of Southern, a registered public utility holding company under the Holding Company Act.

     We acquired substantially all of our operating or under construction generating facilities and facility sites from affiliates of Southern. We intend to own and finance all of the new competitive contract-based wholesale generation assets to be built in the Southern system. Southern believes that this structure is most effective for pursuing generation opportunities in the competitive wholesale markets. This structure ensures a consistent approach to developing new wholesale generation and improves efficiency.

     We own, develop, construct and acquire generating facilities in the Super Southeast and sell the output of our generating facilities primarily under long-term, fixed-price capacity contracts to wholesale customers in this region. The Super Southeast includes the states in Southern's traditional service territory -- Alabama, Florida, Georgia, and Mississippi. Our customers in these states are expected to be predominantly the Operating Companies, but will include unaffiliated third parties as well. The Super Southeast also consists of the surrounding states of Kentucky, Louisiana, North Carolina, South Carolina, Tennessee and Virginia. Although we focus on the Super Southeast, we may also acquire or construct generating facilities outside of the Super Southeast or sell the output of our generating facilities to customers outside of the Super Southeast.

     As of October 1, 2003, we had 4,795 MW of generating capacity in commercial operation and 1,240 MW in preliminary stages of construction. By the end of 2005, we expect to have approximately 6,000 MW of generating capacity in commercial operation. Currently, substantially all of our existing and under construction generating capacity from these facilities is committed under PPAs with the PPA Counterparties. All of the PPA Counterparties have solid investment grade credit ratings.

     Along with the Operating Companies, we are a member of and share in the benefits and obligations of the Southern Pool. As a member of the Southern Pool, our generating facilities located within Southern's service territory are economically dispatched with the generating facilities of the Operating Companies to serve the members' aggregate load requirements. A member of the Southern Pool has the first call on its own generating resources, but if lower cost generation resources are available in the Southern system, a Southern Pool member has the right to purchase that lower variable cost energy. As a member of the Southern Pool, we also realize other benefits traditionally associated with pooling arrangements, such as economies of scale and geographic load diversity. The Southern Pool includes approximately 42,000 MW of generating capacity.

     For each of our generating facilities located in the service territory of an Operating Company, there is or will be an interconnection agreement to govern the interconnected operations of that facility with the transmission facilities of the appropriate Operating Company. Each Operating Company is interconnected to the transmission facilities of the other Operating Companies by means of high-voltage lines. Additionally, the Operating Companies have long-standing contracts with the principal neighboring utility systems relating to capacity exchanges, capacity purchases and sales, transfers of economy energy and other similar transactions. However, for the most part, such interchange transactions are now conducted under market-based tariff arrangements. We expect any generating facility located outside of the Operating Companies' service territory will have an interconnection agreement with the applicable transmission provider. Regardless of whether a facility is located in or outside of the service territory of an Operating Company, transmission service will need to be reserved across the applicable transmission systems to deliver power from each facility, which includes obtaining transmission service across each applicable Operating Company.

     In order to optimize efficiencies, we utilize employees currently in the Southern system for our day-to-day operations at our generation facilities. For each of our generating facilities in an Operating Company's service territory, we intend for such Operating Company to provide operation and maintenance services at cost (in accordance with the Holding Company Act). There are or will be operation and maintenance contracts between us and the appropriate Operating Company for the facilities located in such Operating Company's service territory. Because Stanton A is located outside of the Operating Companies' service territory, SCS will provide operation and maintenance services for that facility. Additionally, under the terms of a services agreement, SCS performs overall project management of the construction process of our generating facilities.

BUSINESS STRATEGY

     Our strategy is to continue to own, develop, construct and acquire additional generating facilities to compete for and serve the demand in the Super Southeast market. To implement this strategy, we plan to:

     DERIVE AT LEAST 80% OF OPERATING CASH FLOW UNDER LONG-TERM, FIXED PRICE PPAS. We currently have and intend to maintain substantially all of our existing and under construction capacity committed under PPAs mostly with the Operating Companies, but also with certain unaffiliated third parties. Currently all of our PPA Counterparties have solid investment grade credit ratings.

     UTILIZE THE EXPERTISE OF SOUTHERN AFFILIATES IN PLANNING, DESIGNING, CONSTRUCTING, MARKETING, OPERATING AND MAINTAINING GENERATING FACILITIES. All of our business currently is and is expected to be operated by Southern affiliates with participation of our management. To optimize efficiencies, we utilize employees currently in the Southern system for our day-to-day operations at our generation facilities located in Southern's service territory. In 2001, 2002 and 2003, the employees of Southern and its affiliates achieved a peak season Equivalent Forced Outage Rate ("EFOR") of less than 2 percent, which is the lowest in Southern history. SCS will perform overall project management of the construction process of our generation facilities.

     MITIGATE MARKET PRICE, FUEL SUPPLY, FUEL TRANSPORTATION AND ELECTRIC TRANSMISSION RISK. By negotiating long-term PPAs for substantially all of our existing and under construction generating capacity, we have attempted to lessen our exposure to market risk. Additionally, our PPAs insulate us from significant fuel supply, fuel transportation and electric transmission risks by making such risks predominantly the responsibility of the counterparties. We intend to continue this business practice.

     FOCUS ON THE SUPER SOUTHEAST FOR ADDITIONAL GENERATION AND WHOLESALE MARKETING OPPORTUNITIES. We focus on the Super Southeast for additional generation opportunities because of our experience with, and established presence in, the region. Additionally, the Southeast has a stable regulatory environment for electricity.

     EXPAND OUR ASSET BASE TO APPROXIMATELY 6,000 MW IN COMMERCIAL OPERATION BY YEAR-END 2005, WITH POTENTIAL FOR FURTHER CAPACITY ADDITIONS THEREAFTER. We intend to continue to expand our generation capacity. We currently have approximately 4,795 MW of generating capacity in commercial operation. This includes our share of the generating capacity from Stanton A which began commercial operation on October 1, 2003. Our share of the capacity of Stanton A is 422 MW. McIntosh 10 and McIntosh 11 are in preliminary stages of construction with scheduled completion dates in June 2005. The expected capacity of McIntosh 10 and McIntosh 11 is 1,240 MW. The addition of these two units will increase our capacity to approximately 6,000 MW. We will continue to evaluate opportunities to construct or acquire new generating facilities.

COMPETITIVE STRENGTHS

     We believe that we are well positioned to implement our business strategy because of the following competitive strengths:

     STABLE REVENUES UNDER LONG-TERM, FIXED-PRICE PPAS. Substantially all of our existing and under construction capacity is committed under long-term, fixed-price PPAs with initial terms of five to 15 years.

These PPAs are predominantly with the Operating Companies who all have solid investment grade credit ratings. Additionally, our existing PPAs with the Operating Companies relating to generating facilities in operation or under construction have already been approved by the respective state PSCs and, except for the McIntosh 10 and McIntosh 11 PPAs, by the FERC. For more information about the McIntosh PPAs, see -- MANAGEMENT'S DISCUSSION AND ANALYSIS -- "Future Earnings Potential" and Note N to the financial statements of the Company in the Form 10-Q for the quarter ended September 30, 2003. We believe that the PPAs will provide us with relatively stable energy revenues.

     MITIGATION OF MARKET PRICE, FUEL SUPPLY, FUEL TRANSPORTATION AND ELECTRIC TRANSMISSION RISK. Through the terms of the PPAs, we have effectively mitigated our market price risks for substantially all our existing and under construction generating capacity. Additionally, our PPAs generally allocate fuel supply, fuel transportation and electric transmission risk to the counterparties. By structuring these provisions of the PPAs in this manner, we are effectively insulated from any significant fuel supply, fuel transportation and electric transmission risk during the terms of the PPAs.

     RELATIONSHIP WITH SOUTHERN. Southern has been active in the Super Southeast wholesale market for years and has developed extensive marketing experience. Our management team is comprised of seasoned individuals from within the Southern system who have long-standing experience with generating facilities, power sales and dispatch, engineering, construction, market conditions, and business development. Additionally, Southern has developed strong relationships in the Southeast energy market.

     EFFICIENCIES RELATING TO NEW GENERATING FACILITIES. To maximize experience and efficiencies, we utilize employees currently in the Southern system for our day-to-day operations of our generation facilities. Our agreements with the Operating Companies and SCS allow us to optimize their extensive knowledge, experience and proven track record in power plant and power systems operations. Additionally, all of our initial facilities will be new, state of the art, gas-fired generation using GE gas turbines. To reduce our exposure to operation and maintenance costs, we have entered into long-term service agreements with GE for substantially all of our generating facilities. Under these services agreements, GE is obligated to cover the major maintenance of the GE equipment.

     STABLE REGULATORY ENVIRONMENT. The Super Southeast has a stable regulatory environment for electricity.

     ABSENCE OF ELECTRIC RESTRUCTURING LEGISLATION IN SOUTHERN'S SERVICE TERRITORY. No state legislature or regulatory authority within Southern's traditional service territory has adopted electric utility service restructuring.

     STABLE REGIONAL DEMAND. The Super Southeast has historically been a strong area for economic growth, and we believe that we will be able to benefit from future regional supply and demand patterns.

SUMMARY OF INDEPENDENT CONSULTANTS' REPORTS

     In the preparation of the Independent Engineer's Report, the Independent Market Expert's Report and the opinions contained in the reports, the Independent Engineer and the Independent Market Expert have made the following qualifications about the information contained in their reports and the circumstances under which the reports were prepared: some information in the reports is necessarily based on predictions and estimates of future events and behaviors; such predictions or estimates may differ from that which other consultants specializing in the electricity industry might present; actual results may differ, perhaps materially, from those projected; the provision of the reports does not eliminate the need for you to make further inquiries as to the information included in the reports or to undertake your own analysis; the reports are not intended to be a complete and exhaustive analysis of the subject issues, and therefore may not consider some factors that are important to your decision; and the Independent Engineer and the Independent Market Expert accept no liability for loss, whether direct or consequential, suffered by you in reliance on their reports and nothing in the reports should be taken as a promise or guarantee as to the occurrence of any future events.

     The Independent Engineer's Report and the Independent Market Expert's Report rely on assumptions regarding material contingencies and other matters that are not within our control or the control of Beck or PA Consulting or any other person. While each of Beck and PA Consulting believes its assumptions to be reasonable for purposes of preparing its respective report, these assumptions are inherently subject to significant uncertainties and actual results may differ materially from those projected. The predictions, estimates and assumptions that underlie these reports may also differ from those that other consultants specializing in the electric power industry might present.

  SUMMARY OF THE INDEPENDENT ENGINEER'S REPORT

     The Independent Engineer has prepared the Independent Engineer's Report dated July 1, 2003 a copy of which is attached as Annex A to this prospectus. Following is a summary of the conclusions reached by the Independent Engineer in the Independent Engineer's Report. The Independent Engineer's conclusions are subject to the assumptions and qualifications set forth in the Independent Engineer's Report, and you should read this summary in conjunction with the full text of the Independent Engineer's Report. All capitalized terms in this summary are defined in the attached Independent Engineer's Report.

     The Independent Engineer has expressed the following opinions in the Independent Engineer's Report:

     1. Provided Southern Power takes into account the recommendations in the geotechnical reports by Southern Geotech, the sites for the Generating Facilities are suitable for the construction and operation of the Generating Facilities.

     2. Based on GE's previously demonstrated capability to address issues similar to those related to the Frame 7FA described herein, the power generation technologies proposed for the Generating Facilities are sound, proven methods of energy recovery. If constructed, operated and maintained as proposed by Southern Power, the Generating Facilities should be capable of meeting the requirements of the Power Purchase Agreements and the currently applicable environmental permit requirements. Furthermore, all off-site requirements of the Generating Facilities have been adequately provided for, including fuel supply, water supply, wastewater disposal, and electrical interconnection.

     3. The proposed method of design, construction, operation, and maintenance of the Generating Facilities has been developed in accordance with generally accepted industry practice and has taken into consideration the current environmental, license and permit requirements that the Generating Facilities must meet.

     4. Based on Beck's review and provided that: (a) the units are operated and maintained by the operators in accordance with the policies and procedures as presented by Southern Power, (b) all required renewals and replacements are made on a timely basis as the units age, and (c) gas and oil burned by the units are within the expected range with respect to quantity and quality, the Generating Facilities should have useful lives of at least 20 years.

     5. The performance guarantees proposed for the Generating Facilities under construction, if all the equipment contract guarantees are considered in their entirety, are similar to the performance tests of turnkey projects with which Beck is familiar.

     6. Through the experience of Southern Power, Alabama Power, Georgia Power, Savannah Electric or other Southern Company subsidiaries, SCS has demonstrated the capability to operate the Generating Facilities. The operating programs and procedures which are proposed or currently in place for the Generating Facilities are consistent with generally accepted practices in the industry, and SCS has incorporated organizational structures that are comparable to other facilities using similar technologies for a similar service.

     7. The Generating Facilities should be capable of achieving the annual average output in full-pressure mode with power augmentation and the average annual net plant heat rates assumed in the Projected Operating Results.

     8. The Generating Facilities should be capable of achieving the required average annual contract availabilities under the Power Purchase Agreements ranging from 96.5 to 97 percent, which exclude scheduled maintenance and allow Southern Power to replace the undelivered energy from another resource, and should also be capable of achieving an average annual availability of 92 percent, which includes provision for forced and scheduled maintenance.

     9. Based on Beck's Phase I environmental site assessment for the McIntosh Facility, it did not identify any environmental concerns related to site contamination issues. Because no updated ESAs of previous or recent environmental investigations regarding the potential for site contamination issues at the sites of the other Generating Facilities have been provided for our review, Beck can offer no opinion with respect to potential site contamination issues at the sites of the Dahlberg, Franklin, Harris, Stanton, and Wansley Facilities, if any, or the potential for future remediation.

     10. Southern Power has identified the major permits and approvals necessary for the construction and operation of the Generating Facilities. While all of the required permits and approvals have not yet been obtained, Beck did not identify any technical or engineering circumstance that would prevent the issuance of the remaining permits and approvals. Beck notes that the modification of the NPDES Permit and the Surface Water Withdrawal Permit of the adjacent steam plant to accommodate the McIntosh Facility have not yet been issued and are under review by the Georgia Environmental Protection Division. As such, Beck has not reviewed the conditions to be set forth in the permits.

     11. Southern Power's estimates of the costs of operating and maintaining the Generating Facilities, including provision for major maintenance, are within the range of the costs of similar plants with which Beck is familiar.

     12. For the Base Case Projected Operating Results, the projected revenues from the sale of electricity are adequate to pay annual operating and maintenance expenses (including major maintenance), fuel expense, and other operating expenses. Such revenues provide an annual interest coverage on the Debt of at least 3.97 times the annual interest requirement in each year during the term of the Senior Notes and a weighted average coverage of 4.41 times the annual interest requirement on the Debt over the term of the Senior Notes. There is insufficient cash available after the payment of interest to repay the entire principal due on the Debt upon maturity. Southern Power has assumed that the Debt will be refinanced upon maturity.

  SUMMARY OF THE INDEPENDENT MARKET EXPERT'S REPORT

     PA Consulting Group, Inc. ("PA Consulting"), the independent market consultant, has prepared an Independent Market Expert's Report dated May 28, 2003, a copy of which is attached as Annex B to this prospectus. Following is a summary of the report. You should read this summary in conjunction with the full text of the Independent Market Expert's Report.

     Southern Power owns or has ownership interests in companies with 6,024 MW of generation capacity. 5,613 MW are in the SERC market and 411 MW are in the Florida Reliability Coordinating Council ("FRCC") market.

     Some information in the report is necessarily based on predictions and estimates of future events and behaviors, such predictions or estimates may differ from that which other consultants specializing in the electricity industry might present and the provision of a report by PA Consulting does not obviate the need for potential investors to make further appropriate inquiries as to the accuracy of the information included therein, or to undertake an analysis of their own. The report is not intended to be a complete and exhaustive analysis of the subject issues and therefore will not consider some factors that are important to a potential investor's decision making, and PA Consulting and its employees cannot accept liability for loss suffered in consequence of reliance on the report. Nothing in PA Consulting's report should be taken as a promise or guarantee as to the occurrence of any future events.

  Market Description

     Over the past two decades, the structure of the electric power industry has been increasingly shaped by the emergence of a prevailing market trend in the networked industries, namely the introduction of competition in formerly regulated markets. The SERC and FRCC markets are both bilateral markets, whereby sellers and purchasers come together via contracts for the delivery of capacity and/or energy and the associated ancillary services.

  Forecasting Methodology

     The following is PA Consulting's description of its forecasting methodology.

     PA Consulting has developed a proprietary approach to market valuation and price forecasting. This market valuation process (MVP) applies best practice forecasting principles and leverages deep insight into energy market dynamics to deliver sound independent results. PA Consulting's proprietary Merchant Generation Database serves as the backbone of this process by ensuring that PA Consulting's opinion is supported by an accurate view of the ever-changing merchant energy market landscape.

     For the report, PA Consulting utilized a 4 step process:

          1. Review market characteristics.

          2. Establish market assumptions.

          3. Complete baseline fundamental analysis results in overall market projections.

          4. Dispatch the plants against the prices developed in the fundamental model.

  Key Assumptions

     There are many important assumptions in the development of the price projections, including but not limited to demand growth, fuel prices, and capacity additions and retirements. Variations in these three factors, as well as other assumptions, can lead to significant variations in the end price results. PA Consulting has tested the forecasts for variations of these three assumptions, which represent the high fuel, low fuel, and overbuild sensitivity cases.

     Another key fundamental assumption on which this analysis is based is the concept of a competitive wholesale market. These results are based on the assumptions that rational markets for electricity exist, that markets are attempting to adjust to economic equilibrium, and that market players make decisions based on sound economic judgment.

  Results and Sensitivities

     PA Consulting developed three sensitivity cases. These sensitivity cases are intended to provide an indication as to how changes in certain input parameters such as fuel prices and new capacity additions affect forecasted price results. These sensitivities are not intended to be bounding, or worst case scenarios. Their purpose is to determine the impact of an assumed change on the price forecast results. The magnitude of the changes in input parameters may be greater than or less than those assumed in the sensitivities. The three sensitivity cases evaluated are as follows:

     - The low fuel case evaluates the effects of lower gas and oil prices represented as a $0.50/MMBtu reduction in the 2003 gas and oil prices with escalation remaining unchanged (coal prices are not changed).

     - The high fuel case evaluates the effects of higher gas and oil prices represented as a $0.50/MMBtu increase in the 2003 gas and oil base prices with escalation remaining unchanged (coal prices are not changed).

     - The overbuild case evaluates an exuberance of merchant plant development in the regions reviewed.

Specific results are contained in the report, a copy of which is attached as Annex B to this prospectus.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     We sold the Original Senior Notes on July 8, 2003 to the initial purchasers with further distribution permitted only to (i) "qualified institutional buyers" under Rule 144A under the Securities Act, (ii) "institutional accredited investors" under Rule 501(a)(1), (2), (3) or (7) under the Securities Act and
(iii) non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. In connection with the sale of the Original Senior Notes, we and the initial purchasers entered into a Registration Rights Agreement, dated July 8, 2003, which requires us to use our best efforts to consummate a registered offer to exchange the Original Senior Notes for Exchange Senior Notes, identical in all material respects to the Original Senior Notes except for certain transfer restrictions and registration rights related to the outstanding Original Senior Notes. We will keep the Exchange Offer open for not less than 20 business days and not more than 30 business days after the date notice of the Exchange Offer is mailed to the holders. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy our obligations thereunder.

     Based on SEC staff interpretations contained in several no-action letters regarding similar exchange offers, we believe that, except as described below, the Exchange Senior Notes issued pursuant to the Exchange Offer in exchange for Original Senior Notes may be offered for resale, resold and otherwise transferred by any holder of the Exchange Senior Notes (other than any holder which is a broker-dealer or an "affiliate" of our Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

          (i) you acquired such Exchange Senior Notes in the ordinary course of your business;

          (ii) you have no arrangement or understanding with any person to participate in the distribution of such Exchange Senior Notes; and

          (iii) you are not engaged in, and do not intend to engage in, a distribution of such Exchange Senior Notes.

By tendering Original Senior Notes for Exchange Senior Notes, you will represent to us that, among other things:

          (i) the Exchange Senior Notes issued in the Exchange Offer are being acquired in the ordinary course of business of the person receiving the Exchange Senior Notes, whether or not such person is the holder;

          (ii) neither you nor any such other person is engaging in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such Exchange Senior Notes within the meaning of the Securities Act;

          (iii) neither you nor any such other person is an affiliate of our Company, or if you or such other person is an affiliate of our Company, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

          (iv) you are not a broker-dealer, or if you are a broker-dealer, that you will receive the Exchange Senior Notes for your own account, you will deliver a prospectus on resale of your Exchange Senior Notes and you acquired your Original Senior Notes as a result of market-making activities or other trading activities.

     In the event that you cannot make the requisite representations to us, you cannot rely on such interpretations by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regula-tion S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of Exchange Senior Notes only as specifically set forth herein.

     As noted above, we base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in exchange offers like ours. We have not, however, asked the SEC to consider this particular Exchange Offer in the context of a no-action letter. Therefore, you cannot be sure that the SEC will treat this Exchange Offer in the same way it has treated other exchange offers in the past. If our belief is wrong, you could incur liabilities under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

     Each broker-dealer that receives Exchange Senior Notes for its own account in exchange for Original Senior Notes, where such Original Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Senior Notes. See "PLAN OF DISTRIBUTION."

     Pursuant to the Registration Rights Agreement, there are circumstances where we are required to file a shelf registration statement for resale of Original Senior Notes.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal, we will accept for exchange any and all Original Senior Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date of the Exchange Offer. You should read "-- Expiration Date; Extensions; Amendments" below for an explanation of how the Expiration Date may be amended.

     Holders may exchange some or all of their Original Senior Notes in denominations of $1,000 and integral multiples thereof. We will issue and deliver $1,000 principal amount of Exchange Senior Notes in exchange for each $1,000 principal amount of outstanding Original Senior Notes accepted in the Exchange Offer.

     The form and terms of the Exchange Senior Notes will be the same as the form and terms of the Original Senior Notes except the Exchange Senior Notes will be registered under the Securities Act and therefore will not bear legends restricting the transfer thereof. The Exchange Senior Notes will evidence the same debt as the Original Senior Notes. The Exchange Senior Notes will be issued under and entitled to the benefits of the Indenture, dated June 1, 2002 between us and The Bank of New York, as Trustee, and supplemented by the Second Supplemental Indenture dated July 8, 2003 which also authorized the issuance of the Original Senior Notes, such that both series will be treated as a single class of debt securities under the Indenture.

     As of the date of this prospectus, $575 million aggregate principal amount of the Original Senior Notes is outstanding. This prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Original Senior Notes. There will be no fixed record date for determining registered holders of Original Senior Notes entitled to participate in the Exchange Offer. The Exchange Offer is not conditioned upon any minimum principal amount of Original Senior Notes being tendered for exchange. However, the obligation to accept Original Senior Notes for exchange pursuant to the Exchange Offer is subject to certain conditions, as described under "-- Conditions."

     We intend to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the SEC thereunder. Original Senior Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

     We will be deemed to have accepted for exchange properly tendered Original Senior Notes when, as and if we have given oral or written notice thereof to the Exchange Agent and complied with the provisions of the Indenture. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Senior Notes from us.

     If you tender Original Senior Notes in the Exchange Offer you will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Original Senior Notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time on January 22, 2004, unless we, in our sole discretion, extend the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. If the Exchange Offer is not completed by April 5, 2004, the interest rate on the Original Senior Notes shall be increased by 50 basis points per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the Original Senior Notes.

     If we extend the Exchange Offer, we will notify the Exchange Agent of any extension by oral or written notice and will mail to the holders an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     We reserve the right, in our sole discretion, (i) to delay accepting any Original Senior Notes, to extend the Exchange Offer or to terminate the Exchange Offer and not permit acceptance of Original Senior Notes not previously accepted, if any of the conditions set forth below under "-- Conditions" have not been satisfied, by giving oral or written notice of the delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner which, in our good faith judgment, is advantageous to the holders of the Original Senior Notes, whether before or after any tender of the Exchange Senior Notes. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the holders. If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly notify holders of the amendment by means of a prospectus supplement that will be distributed to the registered holders, if required by law, and we will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

INTEREST ON THE EXCHANGE SENIOR NOTES

     The Exchange Senior Notes will bear interest at 4.875% per year. Interest on the Exchange Senior Notes will be payable semi-annually, in arrears, on January 15 and July 15 of each year. Interest on the Exchange Senior Notes will accrue from the last interest payment date on which interest was paid on the Original Senior Notes surrendered in exchange therefor or, if no interest has been paid on the Original Senior Notes, from the date of the original issuance of the Original Senior Notes.

CONDITIONS

     Prior to the Expiration Date, we may terminate the Exchange Offer if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our judgment, might materially impair our ability to proceed with the Exchange Offer, or

          (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the SEC, which, in our judgment, might materially impair our ability to proceed with the Exchange Offer, or

          (c) any governmental approval has not been obtained, which approval we shall, in our discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If we determine in our discretion that any of these conditions are not satisfied, we may (i) refuse to accept any Original Senior Notes and return all tendered Original Senior Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Senior Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Original Senior Notes to withdraw their tendered Original Senior Notes, or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Senior Notes which have not been withdrawn.

     The foregoing conditions are for our benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our discretion prior to the Expiration Date. Our failure at any time to exercise any of our rights shall not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

PROCEDURES FOR TENDERING

  BOOK-ENTRY INTERESTS

     The Original Senior Notes sold or transferred to "qualified institutional buyers" under Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions under Regulation S under the Securities Act were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

     If you hold your Original Senior Notes in the form of book-entry interests and you wish to tender your Original Senior Notes for exchange pursuant to the Exchange Offer, you must transmit to the Exchange Agent on or prior to the Expiration Date either:

          (1) a written or facsimile copy of a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the cover page of the Letter of Transmittal; or

          (2) a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the Exchange Agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the Letter of Transmittal.

     In addition, in order to deliver Original Senior Notes held in the form of book-entry interests:

          (1) a timely confirmation of book-entry transfer of such Original Senior Notes into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfers described below under "-- Book-Entry Transfer" must be received by the Exchange Agent prior to the Expiration Date; or

          (2) you must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF ORIGINAL SENIOR NOTES AND THE LETTER OF TRANSMITTAL FOR YOUR ORIGINAL SENIOR NOTES AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR ORIGINAL SENIOR NOTES TO US. YOU MAY REQUEST YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR NOMINEE TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

  CERTIFICATED ORIGINAL SENIOR NOTES

     The Original Senior Notes sold or transferred to "institutional accredited investors" under Rule 501(a)(1), (2), (3) or (7) under the Securities Act were issued in certificated fully registered form without coupons. Only registered holders of certificated Original Senior Notes may tender those Original Senior Notes in the Exchange Offer. If your Original Senior Notes are certificated and you wish to tender those Original Senior Notes for exchange pursuant to the Exchange Offer, you must transmit to the Exchange Agent on or prior to the Expiration Date a written or facsimile copy of a properly completed and duly executed Letter of Transmittal, including all other required documents, to the Exchange Agent at the address set forth on the cover page of the Letter of Transmittal. In addition, in order to validly tender your certificated Original Senior Notes:

          (1) the certificates representing your Original Senior Notes must be received by the Exchange Agent prior to the Expiration Date; or

          (2) you must comply with the guaranteed delivery procedures described below.

  PROCEDURES APPLICABLE TO ALL HOLDERS

     If you properly tender an Original Senior Note and you do not withdraw the tender prior to the Expiration Date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal.

     If your Original Senior Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Senior Notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the Letter of Transmittal and delivering your Original Senior Notes, either make appropriate arrangements to register ownership of the Original Senior Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

          (1) Original Senior Notes tendered in the Exchange Offer are tendered either

             (A) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the holder's Letter of Transmittal or

             (B) for the account of an eligible institution; and

          (2) the box entitled "Special Issuance Instructions" on the Letter of Transmittal has not been completed.

     If signatures on a Letter of Transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

     If the Letter of Transmittal is signed by a person other than you, your Original Senior Notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those Original Senior Notes.

     If the Letter of Transmittal or any Original Senior Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the Letter of Transmittal proper evidence satisfactory to us of their authority to act on your behalf.

     We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Original Senior Notes. This determination will be final and binding. We reserve the absolute right to reject any and all Original Senior Notes not properly tendered or any Original Senior Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Original Senior Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties.

     You must cure any defects or irregularities in connection with tenders of your Original Senior Notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of Original Senior Notes, neither we, the Exchange Agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your Original Senior Notes will be returned to you if:

          (1) you improperly tender your Original Senior Notes;

          (2) you have not cured any defects or irregularities in your tender;
     and

          (3) we have not waived those defects, irregularities or improper tender.

     The Exchange Agent will return your Original Senior Notes, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the expiration of the Exchange Offer.

     In addition, we reserve the right in our sole discretion to:

          (1) purchase or make offers for, or offer registered Notes for, any Original Senior Notes that remain outstanding subsequent to the expiration of the Exchange Offer;

          (2) terminate the Exchange Offer; and

          (3) to the extent permitted by applicable law, purchase Original Senior Notes in the open market, in privately negotiated transactions or otherwise.

     The terms of any of these purchases or offers could differ from the terms of the Exchange Offer.

     In all cases, issuance of Exchange Senior Notes for Original Senior Notes that are accepted for exchange in the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for your Original Senior Notes or a timely book-entry confirmation of your Original Senior Notes into the Exchange Agent's account at DTC, a properly completed and duly executed Letter of Transmittal, or a computer-generated message instead of the Letter of Transmittal, and all other required documents. If any tendered Original Senior Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Senior Notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged Original Senior Notes, or Original Senior Notes in substitution therefor, will be returned without expense to you. In addition, in the case of Original Senior Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged Original Senior Notes will be credited to your account maintained with DTC, as promptly as practicable after the expiration or termination of the Exchange Offer.

     Each broker-dealer that receives Exchange Senior Notes for its own account in exchange for Original Senior Notes, where such Original Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Senior Notes. See "PLAN OF DISTRIBUTION."

  GUARANTEED DELIVERY PROCEDURES

     If you desire to tender your Original Senior Notes and time will not permit your required documents to reach the Exchange Agent by the Expiration Date, or the procedure for book-entry transfer cannot be completed on time, you may tender if:

          (1) you tender through an eligible financial institution;

          (2) on or prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent receives from an eligible institution a written or facsimile copy of a properly completed and duly executed Letter of Transmittal and Notice of Guaranteed Delivery, substantially in the form provided by us; and

          (3) the certificates for all certificated Original Senior Notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be sent by facsimile transmission, mail or hand delivery. The Notice of Guaranteed Delivery must set forth:

          (1) your name and address;

          (2) the amount of Original Senior Notes you are tendering; and

          (3) a statement that your tender is being made by the Notice of Guaranteed Delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the Notice of Guaranteed Delivery, the eligible institution will deliver the following documents to the Exchange Agent:

             (A) the certificates for all certificated Original Senior Notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

             (B) a written or facsimile copy of the Letter of Transmittal, or a book-entry confirmation instead of the Letter of Transmittal; and

             (C) any other documents required by the Letter of Transmittal.

BOOK-ENTRY TRANSFER

     The Exchange Agent will establish an account with respect to the book-entry interests at DTC for purposes of the Exchange Offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the applicable account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the Exchange Agent's applicable account at DTC in accordance with DTC's procedures for transfer.

     If one of the following situations occurs:

          (1) you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the Exchange Agent's applicable account at DTC; or

          (2) you cannot deliver all other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date,

then you must tender your book-entry interests according to the Guaranteed Delivery Procedures discussed above.

WITHDRAWAL RIGHTS

     You may withdraw tenders of your Original Senior Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     For your withdrawal to be effective, the Exchange Agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

     The notice of withdrawal must:

          (1) state your name;

          (2) identify the specific Original Senior Notes to be withdrawn, including the certificate number or numbers, if any, and the principal amount of withdrawn Original Senior Notes;

          (3) be signed by you in the same manner as you signed the Letter of Transmittal when you tendered your Original Senior Notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the Exchange Agent to register the transfer of the Original Senior Notes into your name; and

          (4) specify the name in which the Original Senior Notes are to be registered, if different from yours.

     We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any Original Senior Notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Original Senior Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Senior Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

     BY HAND DELIVERY, REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY:

                              The Bank of New York
                           Corporate Trust Operations
                              Reorganization Unit
                            101 Barclay Street - 7E
                            New York, New York 10286
                           Attn: Mr. Bernard Arsenec

                                 BY FACSIMILE:

                                 (212) 298-1915

                 FOR INFORMATION OR CONFIRMATION BY TELEPHONE:

                                 (212) 815-5098

FEES AND EXPENSES

     We will pay the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile, or in person by officers and our regular employees and our affiliates.

     We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. However, we will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the Original Senior Notes and in handling or forwarding tenders for exchange.

     We will pay the cash expenses to be incurred in connection with the Exchange Offer, which we estimate to be approximately $850,000 in the aggregate. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

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

     We will pay all transfer taxes, if any, applicable to the exchange of Original Senior Notes pursuant to the Exchange Offer. If, however, Exchange Senior Notes or Original Senior Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the holder of the Original Senior Notes tendered, or if tendered Original Senior Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Original Senior Notes pursuant to the Exchange Offer, then the amount of any transfer taxes (whether imposed on the holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Original Senior Notes who do not exchange their Original Senior Notes for Exchange Senior Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Senior Notes as set forth in the legend on the Original Senior Notes and in the Indenture. In general, the Original Senior Notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not currently anticipate that we will register under the Securities Act the resale of any Original Senior Notes that remain outstanding after consummation of the Exchange Offer. However, generally,
(i) due to any change in law or applicable interpretations thereof by the SEC's staff, we determine that we are not permitted to effect the Exchange Offer, (ii) for any reason the Exchange Offer is not consummated within 270 days from July 8, 2003, (iii) if any initial purchaser so requests with respect to Original Senior Notes not eligible to be exchanged for Exchange Senior Notes in the Exchange Offer and held by it following consummation of the Exchange Offer or
(iv) if any holder of Original Senior Notes (except certain broker dealers) is not eligible to participate in the Exchange Offer or, in the case of any holder of Original Senior Notes (except certain broker-dealers) that participates in the Exchange Offer, does not receive freely tradeable Exchange Senior Notes in exchange for Original Senior Notes, we are obligated to file a registration statement on the appropriate form under the Securities Act relating to the Original Senior Notes held by such persons.

ACCOUNTING TREATMENT

     The Exchange Senior Notes will be recorded at the same carrying value as the Original Senior Notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize a gain or loss for accounting purposes. The expenses of the Exchange Offer will be deferred and amortized over the term of the Exchange Senior Notes.

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

           DESCRIPTION OF THE EXCHANGE SENIOR NOTES AND THE INDENTURE

GENERAL

     We issued the Original Senior Notes and we will issue the Exchange Senior Notes under an indenture between us and The Bank of New York, as trustee, and a supplemental indenture thereto relating to the Original Senior Notes and Exchange Senior Notes (collectively, the "Indenture"). The aggregate principal amount of bonds, debentures, promissory notes or other evidences of indebtedness which may be issued under the Indenture is unlimited. Subject to the terms of the Indenture, we may issue additional senior notes under the Indenture in the future at our discretion. Issuances of individual series of senior notes, including this offering, will be governed by the Indenture and the corresponding series supplemental indenture. We may, without the consent of holders of the Exchange Senior Notes, issue additional senior notes having the same ranking and the same interest rate, maturity and other terms (except the issue price and issue date) as the Exchange Senior Notes. Any additional senior notes having such terms will constitute one single series of senior notes.

     The following summaries of certain provisions of the Exchange Senior Notes and the Indenture do not purport to be complete and are subject, and qualified in their entirety by reference, to all of the provisions of the Exchange Senior Notes and the Indenture, including the definitions of certain terms therein. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

     The Exchange Senior Notes will not be guaranteed by, or otherwise be obligations of, Southern or any of its direct or indirect subsidiaries other than our Company.

PRINCIPAL, MATURITY AND INTEREST

     The Exchange Senior Notes will be initially issued in the aggregate principal amount of $575,000,000 and shall bear interest at a rate of 4.875% per annum from the date of original issuance. The entire principal amount of the Exchange Senior Notes will mature and become due and payable, together with all accrued interest thereon, on July 15, 2015.

     The Exchange Senior Notes are not subject to any sinking fund provision. The Exchange Senior Notes will be issued in denominations of $1,000 and integral multiples thereof.

     Interest shall be payable semiannually in arrears on January 15 and July 15 of each year to the person in whose name such Exchange Senior Notes are registered at the close of business on the fifteenth calendar day prior to such payment date.

     The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Exchange Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. "Business Day" means a day other than a (i) Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or (iii) a day on which the trustee's corporate trust office is closed.

     For so long as the Exchange Senior Notes are issued in book-entry form, payments of principal and interest shall be made in immediately available funds by wire transfer to DTC or its nominee. If the Exchange Senior Notes are issued in certificated form to a Holder (as defined below) other than DTC, payments of principal and interest shall be made by check mailed to such Holder at such Holder's registered address or, upon written application by a Holder of $1,000,000 or more in aggregate principal amount of the Exchange Senior Notes to the trustee in accordance with the terms of the Indenture, by wire transfer of immediately available funds to an account maintained by such Holder with a bank or other financial institution. Default interest will be paid in the same manner to Holders as of a special record date established in accordance with the Indenture.

     All amounts paid by us for the payment of principal, premium (if any) or interest on any Exchange Senior Notes that remain unclaimed at the end of two years after such payment has become due and payable will be repaid to us, and the Holders of such Exchange Senior Notes will thereafter look only to us for payment thereof.

RANKING

     The Exchange Senior Notes will be issued as unsecured senior debt securities under the Indenture and will rank equally with all of our unsecured and unsubordinated debt.

OPTIONAL REDEMPTION

     At any time and at our option, we may redeem the Exchange Senior Notes, in whole or in part (if in part, by lot or by such other method as the trustee shall deem fair or appropriate) at the redemption price of 100% of principal amount of such Exchange Senior Notes, plus accrued interest on the principal amount of such Exchange Senior Notes, if any, to the redemption date, plus the Make-Whole Premium.

     Notice of redemption to the Holders of Exchange Senior Notes to be redeemed will be given by us by mailing notice of such redemption by first class mail at least 30 days and not more than 60 days prior to the date fixed for redemption to such Holders of Exchange Senior Notes at their last addresses as they shall appear in the securities register. Failure to give notice by mail, or any defect in the notice to the Holder of any Exchange Senior Note designated for redemption as a whole or in part will not affect the validity of the proceedings for the redemption of any other Exchange Senior Note. The notice of redemption to each Holder will specify that the Exchange Senior Notes are being redeemed pursuant to the Indenture, the date fixed for redemption, the place or places of payment, the CUSIP and ISIN numbers (as applicable), that payment will be made upon presentation and surrender of the Exchange Senior Notes, that interest accrued to the date fixed for redemption will be paid as specified in the Indenture and that, on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue.

REPORTING OBLIGATIONS; INFORMATION TO HOLDERS

     We will furnish to the trustee:

          (i) within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) that we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if we are not required to file information, documents or reports pursuant to either of said Sections, then we shall file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to
     Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

          (ii) at the time of the delivery of the report provided for in clause
     (i) above an officer's certificate to the effect that, to the best of such officer's knowledge, no default or event of default under the Exchange Senior Notes or the Indenture has occurred and is continuing or, if any default or event of default thereunder has occurred and is continuing, specifying the nature and extent thereof and what action we are taking or propose to take in response thereto; and

          (iii) promptly after we obtain actual knowledge of the occurrence thereof, written notice of the occurrence of any event or condition which constitutes an event of default, and an officer's certificate of our company specifically stating that such event of default has occurred and setting forth the details thereof and the action which we are taking or propose to take with respect thereto.

     All such information provided to the trustee as indicated above also will be provided by the trustee upon written request to the trustee (which may be a single continuing request), to (x) Holders, (y) holders of beneficial interests in the Exchange Senior Notes or (z) prospective purchasers of the Exchange Senior Notes or beneficial interests in the Exchange Senior Notes. We will furnish to the trustee, upon its request, sufficient copies of all such information to accommodate the requests of such holders and prospective holders of beneficial interests in the Exchange Senior Notes.

     Upon the request of any Holder, any holder of a beneficial interest in the Exchange Senior Notes, or the trustee (on behalf of a Holder or a holder of a beneficial interest in the Exchange Senior Notes), we will furnish such information as is specified in paragraph (d)(4) of Rule 144A to Holders (and to holders of beneficial interests in the Exchange Senior Notes), prospective purchasers of the Exchange Senior Notes (and of beneficial interests in the Exchange Senior Notes) who are qualified institutional buyers or "institutional accredited investors" or to the trustee for delivery to such Holder or prospective purchasers of the Exchange Senior Notes or beneficial interests therein, as the case may be, unless, at the time of such request, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CERTAIN COVENANTS

 CONSOLIDATION, MERGER AND SALE

     We shall not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the trustee, the payment of the principal of (and premium, if any) and interest on all senior notes and the performance of every covenant of the Indenture on the part of our Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default shall have happened and be continuing; and (3) we delivered to the trustee an officer's certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent thereto have been complied with.

 LIMITATION ON ASSET SALES

     Except for the sale of our properties and assets substantially as an entirety as described in "-- Consolidation, Merger and Sale" above, and other than assets required to be sold to conform with governmental regulations, we will not, and will not permit any of our Subsidiaries to, consummate any Asset Sale, if the aggregate net book value of all such Asset Sales consummated during the most recent twelve month period would exceed 10% of our Consolidated Tangible Assets as of the beginning of our most recently ended full fiscal quarter preceding such Asset Sale; provided, however, that any such Asset Sale will be disregarded for purposes of the 10% limitation specified above if the proceeds thereof (i) are, within 18 months of such Asset Sale, invested or reinvested by us or any Subsidiary in a Permitted Business, (ii) are used by us or a Subsidiary to repay Indebtedness of our Company or such Subsidiary or (iii) are retained by us or a Subsidiary; provided, further, to the extent we engage in a sale-leaseback transaction with the Effingham County Industrial Development Authority (or other similar governmental entity) for ad valorem tax abatement opportunities relating to McIntosh 10 and 11, such transaction shall not be deemed to be an Asset Sale for purposes of this covenant.

 LIMITATION ON LIENS

     We shall not, and shall not permit any of our Subsidiaries to, issue, assume, guarantee or permit to exist any Indebtedness for borrowed money secured by any lien on any property of our Company or our Subsidiaries, whether owned on the date that the Original Senior Notes were issued or thereafter acquired, without in any such case effectively securing the outstanding Exchange Senior Notes (together with, if we shall so determine, any other Indebtedness of or guaranteed by our Company ranking equally with the

Exchange Senior Notes) equally and ratably with such Indebtedness (but only so long as such Indebtedness is so secured); provided, however, that the foregoing restriction shall not apply to the following liens:

          (i) liens, if any, in existence on the date the Original Senior Notes were issued,

          (ii) pledges or deposits in the ordinary course of business in connection with bids, tenders, contracts or statutory obligations or to secure surety or performance bonds,

          (iii) liens imposed by law, such as carriers', warehousemen's and mechanics' liens, arising in the ordinary course of business,

          (iv) liens for taxes being contested in good faith,

          (v) minor encumbrances, easements or reservations which do not in the aggregate materially adversely affect the value of the properties or impair their use,

          (vi) liens on any property existing at the time of acquisition thereof by us or any of our Subsidiaries,

          (vii) liens on any property (other than Existing Assets) securing (a) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any real or personal property or improvements used or to be used in connection with such property or (b) Indebtedness incurred by us or any of our Subsidiaries prior to, at the time of, or within one year after the later of the acquisition, the completion of construction (including any improvements on an existing property), alteration, improvement, repair or the commencement of commercial operation of the property, which Indebtedness is incurred for the purpose of financing or refinancing all or any part of the purchase price, construction, improvements, alterations or repairs,

          (viii) liens to secure purchase money Indebtedness not in excess of the cost or value of the property acquired,

          (ix) mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing or the District of Columbia, to finance the acquisition or construction of property, and on which the interest is not, in the opinion of tax counsel of recognized standing or in accordance with a ruling issued by the Internal Revenue Service, includible in gross income of the holder by reason of Section 103(a)(1) of the Internal Revenue Code (or any successor to such provision) as in effect at the time of the issuance of such obligations,

          (x) other liens to secure Indebtedness for borrowed money or in connection with a project financing (including a sale-leaseback transaction) in an aggregate principal amount which does not at the time such Indebtedness is incurred exceed 20% of our Consolidated Tangible Assets, or

          (xi) liens granted in connection with extending, renewing, replacing or refinancing (or successive extensions, renewals, replacements or refinancings) any of the Indebtedness (so long as there is no increase in the principal amount of the Indebtedness) described in clauses (i) through
     (x) above.

     In the event that we shall propose to pledge, mortgage or hypothecate any property, other than as permitted by clauses (i) through (xi) of the previous paragraph, we shall (prior thereto) give written notice thereof to the trustee, who shall give notice to the Holders, and we shall, prior to or simultaneously with such pledge, mortgage or hypothecation, effectively secure all the Exchange Senior Notes equally and ratably with such Indebtedness. This covenant does not restrict our ability or the ability of any of our Subsidiaries to pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or lien upon any assets (other than an Existing Asset, except to the extent permitted by clauses
(i) through (xi) above) in connection with project financings or otherwise.

  RESTRICTIONS ON SUBSIDIARY INDEBTEDNESS

     Except to the extent permitted under "Limitations on Liens", we shall not permit any Subsidiary which owns any Existing Asset to create or incur or suffer to exist any Indebtedness for borrowed money.

  MINIMUM CONTRACT MAINTENANCE COVENANT

     We will not declare or pay any dividends or make any other distributions (except dividends payable or distributions made in shares of our common stock and dividends payable in cash in cases where, concurrently with the payment of the dividend, an amount in cash equal to the dividend is received by us as a capital contribution or as the proceeds of the issue and sale of shares of our common stock) on our common stock, or purchase or permit any of our Subsidiaries to purchase any shares of our common stock or make any payment on Affiliate Subordinated Indebtedness, unless (i) the percentage derived from dividing Contracted Operating Cash Flows by Total Operating Cash Flows is at least 80%, or (ii) the ratio of Recourse Indebtedness to Total Capitalization is 60% or less.

CERTAIN DEFINITIONS

     "Affiliate Subordinated Indebtedness" means the Southern Subordinated Note and any other borrowings by us from Southern, or an affiliate of Southern, provided that such borrowings are subordinated on terms substantially similar to the terms of subordination set forth in the Southern Subordinated Note.

     "Asset Sale" means any sale, lease, sale and leaseback transfer, conveyance or other disposition of any assets including by way of the issue by us or any of our Subsidiaries of equity interests in such Subsidiaries which own any assets, except (a) in the ordinary course of business to the extent that such property is worn out or is no longer useful or necessary in connection with the operation of our business or sale of inventory, (b) if, prior to such conveyance or disposition, each Rating Agency provides a Ratings Reaffirmation of the Senior Notes after giving effect to such transaction, or (c) sale and leaseback or similar transfers of assets (other than Existing Assets, except as provided herein).

     "Consolidated Tangible Assets" means, at any date of determination, the total assets of our Company and our Subsidiaries determined in accordance with GAAP, excluding, however, from the determination of total assets (a) goodwill, organizational expenses, research and product development expenses, trademarks, trade names, copyrights, patents, patent applications, licenses and rights in any thereof, and other similar intangibles, (b) all deferred charges or unamortized debt discount and expenses, (c) all reserves carried and not deducted from assets, (d) securities which are not readily marketable, (e) cash held in sinking or other analogous funds established for the purpose of redemption, retirement or prepayment of capital stock or other equity interests or debt, (f) any write-up in the book value of any assets resulting from a revaluation thereof subsequent to March 31, 2003, and (g) any items not included in clauses (a) through (f) above which are treated as intangibles in conformity with GAAP, plus the aggregate net book value of all asset sales or dispositions made by our Company and any of our Subsidiaries since the original issue date of the Original Senior Notes to the extent that the proceeds thereof or other consideration received therefor are not invested or reinvested in a Permitted Business, or are not retained by us or our Subsidiaries.

     "Contracted Operating Cash Flow" means the projection done at the end of each fiscal quarter of the next four fiscal quarters of our and our Subsidiaries' (other than Unrestricted Subsidiaries) total cash flow available for debt service from fixed-price capacity power contracts, each contract having a term from initial commencement to expiry of at least five years; provided, however, that up to 12.5% of the Contracted Operating Cash Flows may be derived from fixed-price capacity power contracts that have contract terms of at least two years but less than five years from initial commencement to expiry. The projection shall be consistent with our financial reporting procedures. The term fixed-price capacity PPA includes any PPA that states the base capacity price on a per unit basis (for example, in dollars per megawatt) and which may allow for adjustments to that base price that are generally encompassed within our Company's or the electric generation industry's commercial expectations for a PPA of a similar duration (including but not limited to adjustments to accommodate changed capacity purchase levels, variations in expected or actual construction costs or demonstrated capability levels, changes in equipment or law and force majeure); provided, however, that a PPA will not be considered to be a fixed-price capacity PPA if a material portion of the capacity price varies based upon a market index for electric capacity or energy, fuel, weather or other factor that is external to the facility and the transaction between the Company and its customer. The method of calculating the energy price shall not be considered in assessing whether a PPA is a fixed-priced capacity PPA.

     "Existing Assets" means the following of our generating facilities: (i) Dahlberg Units 1-10; (ii) Wansley 6 and Wansley 7; (iii) Franklin 1 and Franklin 2; (iv) Harris 1 and Harris 2; (v) Stanton A; and (vi) McIntosh 10 and McIntosh 11.

     "GAAP" means U.S. generally accepted accounting principles.

     "Holder" means a registered holder of an Exchange Senior Note.

     "Indebtedness" of any person means (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes, or other similar instruments, (iii) all obligations of such person to pay the deferred purchase price of property or services (other than trade accounts obtained on normal commercial terms in the ordinary course of business or practice), (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all capital lease obligations of such person that are required to be accounted for as a capital lease in accordance with GAAP,
(vi) all obligations of the type referred to in clauses (i) through (v) above of other persons which such person is responsible for as guarantor, and (vii) all Indebtedness of the type referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property.

     "Make-Whole Premium" means, with respect to the Exchange Senior Notes, a computation as of a date not more than five days prior to the redemption date of the following:

          (i) the average life of the remaining scheduled payments of principal in respect of outstanding Exchange Senior Notes (the "Remaining Average Life") as of the redemption date;

          (ii) the yield to maturity for the United States treasury security having an average life equal to the Remaining Average Life and trading in the secondary market at the price closest to the principal amount thereof (the "Primary Issue") (subject to extrapolation if no United States treasury security has an average life equal to the Remaining Average Life); and

          (iii) the discounted present value of the then-remaining scheduled payments of principal and interest (but excluding that portion of any scheduled payment of interest that is actually due and paid on the redemption date) in respect of outstanding Exchange Senior Notes as of the redemption date using a discount factor equal to the sum of (x) the yield to maturity for the Primary Issue, plus (y) 25 basis points.

     The amount of Make-Whole Premium in respect of Exchange Senior Notes to be redeemed shall be an amount equal to (x) the discounted present value of such Exchange Senior Notes to be redeemed determined in accordance with clause (iii) above, minus (y) the unpaid principal amount of such Exchange Senior Notes; provided, however, that the Make-Whole Premium shall not be less than zero.

     "Permitted Business" means a business that is the same as or similar to our business as of the date that the Original Senior Notes were issued under the Indenture, or any business reasonably related thereto.

     "Rating Agencies" means Moody's Investors Service, Inc. and Standard & Poor's Ratings Services.

     "Ratings Reaffirmation" means a reaffirmation by a rating agency of the higher of its minimum investment grade rating or the then current credit ratings (as applicable) of any of the Exchange Senior Notes outstanding, giving effect to the transaction giving rise to such request for such reaffirmation.

     "Recourse Indebtedness" means all Indebtedness (other than Affiliate Subordinated Indebtedness) of our Company and of our Subsidiaries (other than Unrestricted Subsidiaries).

     "Southern Subordinated Note" means that certain promissory note issued to Southern by us on June 20, 2003. As of September 30, 2003, approximately $0.5 million aggregate principal amount was outstanding under the Southern Subordinated Note, which amount varies from month to month and is being used to fund McIntosh 10 and McIntosh 11 until other financing is arranged. The Southern Subordinated Note bears interest at a rate that is the higher of the average effective interest cost of Southern's outstanding obligations for borrowed money or the applicable Federal Rate for short-term loans published by the Internal Revenue Service. The principal amount on the Southern Subordinated Note is due upon demand by Southern, but in no event later than June 20, 2008. The Southern Subordinated
Note is subordinate and subject in right of payment to the prior payment in full of all of our indebtedness, liabilities and obligations (including the Senior Notes) whether direct or indirect, absolute or contingent, due or to become due or now in existence or hereinafter occurred for borrowed money, including without limitation, all principal, interest, premium upon repayment and related fees and expenses and, in respect of or pursuant to or otherwise arising out of any guarantees, indemnities, sureties, support or capital maintenance agreements or keep-well agreements of or with respect to our indebtedness, liabilities or obligations or any one or more of our affiliates or subsidiaries ("Senior Indebtedness") and any promissory notes issued pursuant thereto, subject, however, to any such indebtedness, liabilities or obligations being expressly designated as subordinate to the Southern Subordinated Note. We shall not make any payment or distribution of any kind on account of the Southern Subordinated
Note if an "event of default" shall have occurred and be continuing under any Senior Indebtedness until such Senior Indebtedness shall have been paid in full. We may issue a similarly subordinated promissory note in June 2008 to repay any outstanding amounts on the Southern Subordinated Note. Additionally, from time to time in the future, we may issue similarly subordinated notes which may include provisions permitting us to extend maturity or convert into equity.

     "Subsidiary" means any corporation or other entity of which sufficient voting stock or other ownership or economic interests having ordinary voting power to elect a majority of the board of directors (or equivalent body) are at the time directly or indirectly held by us.

     "Total Capitalization" means the sum of (a) the aggregate of the capital stock and other equity accounts (including retained earnings and paid-in-capital) of our Company and Subsidiaries (other than Unrestricted Subsidiaries; provided, however, that retained earnings of Unrestricted Subsidiaries shall be included); (b) all Recourse Indebtedness; and (c) Affiliate Subordinated Indebtedness.

     "Total Operating Cash Flow" means the projection done at the end of each fiscal quarter of the next four fiscal quarters of our and our Subsidiaries' (other than Unrestricted Subsidiaries) total cash flow available for debt service, as projected consistent with our financial reporting procedures.

     "Unrestricted Subsidiary" means any Subsidiary of our Company all the Indebtedness of which (a) is nonrecourse to our Company or any of our Subsidiaries (other than any other Unrestricted Subsidiary), other than with respect to stock or other ownership interest of our Company or any of our Subsidiaries in such Subsidiary, and (b) is not secured by any property of our Company or any of our Subsidiaries (other than the property of, or stock or other ownership interest in, an Unrestricted Subsidiary).

EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the Exchange Senior Notes, which has occurred and is continuing, constitutes an "Event of Default" with respect to the Exchange Senior Notes:

          (a) failure for 30 days to pay interest on the Exchange Senior Notes, when due on an interest payment date other than at maturity or upon earlier redemption; or

          (b) failure to pay principal or premium, if any, or interest on the Exchange Senior Notes when due at maturity or upon earlier redemption; or

          (c) an event of default, as defined in any of our instruments under which there may be issued, or by which there may be secured or evidenced, of any Indebtedness of our Company that has resulted in the acceleration of such Indebtedness, or any default occurring in payment of any such Indebtedness at final maturity (and after the expiration of any applicable grace periods), other than such Indebtedness the principal of which does not individually, or in the aggregate, exceed $50,000,000; or

          (d) our failure to perform or observe any covenant or agreement (while such covenant or agreement is effective) under the Indenture and such failure shall continue uncured for more than thirty (30) days after we have actual knowledge of such failure; or

          (e) one or more final judgments, decrees or orders of any court, tribunal, arbitrator, administrative or other governmental body or similar entity for the payment of money shall be rendered against us or any of our properties in an aggregate amount in excess of $50,000,000 (excluding the amount thereof covered by insurance) and such judgment, decree or order shall remain unvacated, undischarged, unsatisfied and unstayed for more than sixty (60) consecutive days, except while being contested in good faith by appropriate proceedings; or

          (f) certain events of bankruptcy, insolvency or reorganization involving our Company or a Subsidiary.

     If an Event of Default (other than an Event of Default based on an event of our bankruptcy, insolvency or reorganization) shall occur and be continuing, either the trustee or the Holders of not less than 25% in aggregate principal amount of the Exchange Senior Notes may, by written notice to us (and to the trustee if given by Holders), declare the principal of and accrued interest on all Exchange Senior Notes outstanding under the Indenture to be immediately due and payable, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal, premium or interest) may be waived by the Holders of a majority in aggregate principal amount of Exchange Senior Notes then outstanding under the Indenture. If an Event of Default due to our bankruptcy, insolvency or reorganization occurs, all unpaid principal, premium, if any, and interest in respect of the Exchange Senior Notes issued under the Indenture will automatically become due and payable without any declaration or other act on the part of the trustee or any Holder. The occurrence of an event described in paragraph (f) of this section with respect to a Subsidiary shall not constitute an Event of Default if (x) the creditors of such Subsidiary have no recourse to our Company or (y) such Subsidiary is not a "significant subsidiary" as defined in Regulation S-X under the Securities Act.

     The Holders of a majority in principal amount of the Exchange Senior Notes then outstanding under the Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture, subject to certain limitations specified in the Indenture, provided that the Holders shall have offered to the trustee reasonable indemnity against expenses and liabilities.

MODIFICATION

     The Indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding senior notes of each series affected thereby, to modify the Indenture or the rights of the holders of the senior notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding senior note affected thereby, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any senior note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest thereon, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding senior notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture, or (iii) modify any of the provisions of the Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding senior note affected thereby.

     In addition, we and the trustee may execute, without the consent of any holders of senior notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of senior notes.

SATISFACTION AND DISCHARGE AND COVENANT DISCHARGE

  SATISFACTION AND DISCHARGE

     The Indenture provides that upon our request the Indenture will cease to be of further effect and the trustee shall execute proper instruments acknowledging satisfaction and discharge of the Indenture when: (A) either (i) all senior notes outstanding under the Indenture have been delivered to the trustee for cancellation; or (ii) all senior notes outstanding under the Indenture that have not been delivered to the trustee for cancellation have become due and payable or have been called for redemption and we have deposited or caused to be deposited with the trustee as funds in trust an amount sufficient to pay and discharge the entire indebtedness on such senior notes not delivered to the trustee for cancellation, for principal (and premium, if any) and interest to the date of stated maturity, redemption date or the date of payment; (B) we have paid or caused to be paid all sums payable under the Indenture; and (C) we have delivered to the trustee an officer's certificate and opinion of counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

  DISCHARGE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

     The provisions of the supplemental indenture relating to the Exchange Senior Notes will cease to be applicable with respect to (i) the covenants described under "Certain Covenants -- Limitation on Asset Sales," "-- Limitation on Liens," "-- Restrictions on Subsidiary Indebtedness" and "-- Minimum Contract Maintenance Covenant" and (ii) clause (d) under "Events of Default" with respect to such covenants and clauses (c) and (e) under "Events of Default" when (A) we have deposited with the trustee, as funds held in trust, money and/or U.S. Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal, premium, if any, and accrued interest on the Exchange Senior Notes; (B) we have delivered to the trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent relating to the discharge of the certain covenants and certain events of default have been complied with; and (C) we have delivered to the trustee an opinion of counsel, among other things, to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit and discharge had not occurred.

  DISCHARGE AND CERTAIN OTHER EVENTS OF DEFAULT

     If we exercise our option to omit compliance with certain covenants and provisions of the supplemental indenture with respect to the Exchange Senior Notes as described in the immediately preceding paragraph and the Exchange Senior Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of funds on deposit with the trustee will be sufficient to pay amounts due on the Exchange Senior Notes, at the time of their stated maturity, but may not be sufficient to pay amounts due on the Exchange Senior Notes at the time of acceleration resulting from such Event of Default. We shall remain liable for such payments.

REGISTRATION AND TRANSFER

     We are not required to (i) issue, register the transfer of or exchange Exchange Senior Notes during a period of 15 days immediately preceding the date notice is given identifying the Exchange Senior Notes called for redemption, or
(ii) register the transfer of or exchange any Exchange Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Exchange Senior Note being redeemed in part.

INFORMATION CONCERNING THE SENIOR NOTE INDENTURE TRUSTEE

     The trustee, prior to an Event of Default with respect to senior notes of any series, undertakes to perform, with respect to senior notes of such series, only such duties as are specifically set forth in the Indenture and, in case an Event of Default with respect to senior notes of any series has occurred and is continuing, shall exercise, with respect to senior notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of senior notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

BOOK-ENTRY, DELIVERY AND FORM

  GENERAL

     The Exchange Senior Notes initially will be issued in the form of one or more fully registered Exchange Senior Notes in global form (the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC and registered in the name of DTC or its nominee, in each case for credit to the accounts of institutions that have accounts with DTC or its nominee (the "DTC participants") and to the accounts of institutions that have accounts with Euroclear or its nominee participants (the "Euroclear participants" and, collectively with the DTC participants, the "participants"). Each of DTC and Euroclear is referred to herein as a "Book Entry Facility." Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by a Book Entry Facility or its nominee (with respect to participants' interests) for such Global Notes or by participants or persons that hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

     So long as DTC, or its nominee, is the registered holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of the Exchange Senior Notes represented by such Global Notes for all purposes under the Indenture and the Exchange Senior Notes. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have such Global Notes or any Exchange Senior Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery or certificated Exchange Senior Notes in exchange therefor and will not be considered to be the owners or holders of such Global Notes or any Notes represented thereby for any purpose under the Exchange Senior Notes or the Indenture. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Notes, is entitled to take, DTC would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Any payment of principal or interest due on the Exchange Senior Notes on any interest payment date or at maturity will be made available by us to the Trustee by such date. As soon as possible thereafter, the Trustee will make such payments to DTC or its nominee, as the case may be, as the registered owner of the Global Notes representing such Exchange Senior Notes in accordance with existing arrangements between the Trustee and DTC.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Notes will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Notes as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     None of us, the Trustee or any payment agent for the Global Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

     Because of time zone differences, the securities account of a Euroclear participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear participant, during the securities settlement processing day (which must be a business day for Euroclear) immediately following the DTC settlement date. Cash received in Euroclear as a result of sales of interests in a Global Note by or through a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear cash account only as of the business day following settlement in DTC.

     Unless and until exchanged in whole or in part for Exchange Senior Notes in definitive form in accordance with the terms of the Exchange Senior Notes, the Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of each successor.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of a Book Entry Facility, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us or the Trustee will have any responsibility for the performance by a Book Entry Facility or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. We and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from a Book Entry Facility for all purposes.

  CERTIFICATED NOTES

     The Global Notes shall be exchangeable for corresponding Exchange Senior Notes in certificated fully registered form ("Certificated Notes") registered in the name of persons other than DTC or its nominee only if (A) DTC (i) notifies us that it is unwilling or unable to continue as depositary for the Global Note and we fail to appoint a successor depository within 90 days after receipt of such notice or (ii) at any time ceases to be a clearing agency registered under the Exchange Act, and we fail to appoint a successor depository within 90 days after we became aware of such cessation or (B) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or any event which after notice or lapse of time or both would be an Event of Default under the Indenture and payment of principal and interest has been accelerated. Any Certificated Notes will be issued only in fully registered form, and shall be issued without coupons in denominations of $1,000 and integral multiples thereof. Any Certificated Notes so issued will be registered in such names and in such denominations as DTC shall request.

  THE CLEARING SYSTEM

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to

DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

THE TRUSTEE

     The Bank of New York is the trustee under the Indenture.

GOVERNING LAW

     The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York.

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material U.S. federal income tax considerations relevant to the exchange of Original Senior Notes for Exchange Senior Notes pursuant to the Exchange Offer. This discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service will not take positions contrary to those taken in this discussion, and no ruling from the Internal Revenue Service has been or will be sought. This discussion does not address all of the U.S. federal income tax considerations that may be important to holders of the Original Senior Notes in light of their individual circumstances, nor does it address the U.S. federal income tax considerations that may be important to holders subject to special rules, including banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, certain former citizens or former long-term residents of the United States, hybrid entities, persons holding the Original Senior Notes as part of a hedging or conversion transaction or a straddle, or holders that are U.S. persons, as defined by the Code, that have a functional currency other than the U.S. dollar.

     Beneficial owners of the Original Senior Notes are urged to consult their own tax advisors as to the particular U.S. federal income tax law consequences to them of exchanging Original Senior Notes for Exchange Senior Notes, as well as the tax consequences under state, local, foreign, and other tax laws, and the possible effects of changes in tax laws.

     The exchange of Original Senior Notes for Exchange Senior Notes pursuant to the Exchange Offer will not be treated as an "exchange" for U.S. federal income tax purposes. A holder that exchanges Original Senior Notes for Exchange Senior Notes pursuant to the Exchange Offer will not recognize taxable gain or loss on such exchange, such holder's adjusted tax basis in the Exchange Senior Notes will be the same as its adjusted tax basis in the Original Senior Notes exchanged therefor immediately before such exchange, and such holder's holding period for the Exchange Senior Notes will include the holding period for the Original Senior Notes exchanged therefor. There will be no U.S. federal income tax consequences to holders that do not exchange their Original Senior Notes pursuant to the Exchange Offer.

                                    RATINGS

     Moody's Investors Service, Inc. and Standard and Poor's Ratings Services have assigned the Exchange Senior Notes the ratings set forth under "SUMMARY OF THE OFFERING -- Ratings." Such ratings reflect only the views of these organizations, and an explanation of the significance of each such rating may be obtained from Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007 and Standard & Poor's, a division of The McGraw-Hill Companies, Inc., 55 Water Street, New York, New York 10004. There is no assurance that such rating will continue for any given period of time or that they will not be revised downward or withdrawn entirely by such rating agencies or either of them, if, in their judgment, circumstances so warrant. A downward change in or withdrawal of such ratings by any of them may have an adverse effect on the market price of the Exchange Senior Notes.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Senior Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Senior Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Senior Notes received in exchange for Original Senior Notes where such Original Senior Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a 270-day period following the consummation of the Exchange Offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until April 20, 2004, all dealers effecting transactions in the Exchange Senior Notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of Exchange Senior Notes by broker-dealers. Exchange Senior Notes received by broker-dealers for their own account as a result of the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Senior Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Senior Notes. Any broker-dealer that resells Exchange Senior Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Senior Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Senior Notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 270 days following the consummation of the Exchange Offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to this Exchange Offer (including the expenses of one counsel for the holders of the Exchange Senior Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Exchange Senior Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year-ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              INDEPENDENT ENGINEER

     The Independent Engineer's Report included as Annex A to this prospectus has been prepared by R.W. Beck and is included in this prospectus in reliance upon the authority of R.W. Beck and its affiliates as experts in the review of the design and operation of electric generating facilities and the preparation of financial projections.

                           INDEPENDENT MARKET EXPERT

     The Independent Market Expert's Report included as Annex B to this prospectus has been prepared by PA Consulting and is included in this prospectus in reliance upon the authority of that firm as experts in the analysis of power markets, including future market demand, future market prices for electric energy and capacity and related matters, for electric generating facilities.

                                 LEGAL MATTERS

     The validity of the Exchange Senior Notes will be passed upon for us by Balch & Bingham LLP, Birmingham, Alabama, our counsel, relying on the opinion of Dewey Ballantine LLP, New York, New York, with respect to matters of New York law.

                                  $575,000,000

                             SOUTHERN POWER COMPANY

                                A SUBSIDIARY OF

                            (SOUTHERN COMPANY LOGO)

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                4.875% SENIOR NOTES, SERIES C DUE JULY 15, 2015
                                      FOR
                4.875% SENIOR NOTES, SERIES D DUE JULY 15, 2015
                 (REGISTERED UNDER THE SECURITIES ACT OF 1933)

UNTIL APRIL 20, 2004, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.